                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-93019

                                2,750,000 Shares

                   [Logo of WorldQuest Networks appears here]

                                  Common Stock

   This is our initial public offering. No public market currently exists for our shares. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "WQNI."

   At our request, the underwriters have reserved up to 275,000 shares of our common stock for sale to a major Internet services provider. Any shares purchased by this Internet services provider will be at the initial public offering price and subject to the full underwriting discounts and commissions.

   Your investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described under "Risk Factors" beginning on page 5.

                                               Per
                   The Offering               Share     Total
      --------------------------------------  ------ -----------
      Public offering price                   $13.00 $35,750,000
      Underwriting discounts and commissions  $ 0.97 $ 2,667,500
      Proceeds to us                          $12.03 $33,082,500

   We are also offering the underwriters a 45-day option to purchase up to 412,500 shares solely to cover any over-allotments on these same terms.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Kaufman Bros., L.P.

                    John G. Kinnard and Company Incorporated

                                                          WestPark Capital, Inc.

                       Prospectus dated February 4, 2000

                [The inside front cover contains the following:]

[1. The following text appears at the top of the page:]

      WorldQuest Networks [with logo]


[2. A picture of three globes appear in the middle of the page. A yellow star indicates locations included in WorldQuest's present Internet phone network. A white star indicates countries included in WorldQuest's Internet phone network leased from another provider.]

[3. The following text appears below the globes:]

  Using the Internet to build a global phone network

  WorldQuest Gateway Network [with a key referring to the yellow star]

  Partner Gateway Network [with a key referring to the white star]

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding us and the consolidated financial statements and notes appearing elsewhere in this prospectus. Our fiscal year ends on December 31 of each year.

                           WorldQuest Networks, Inc.

                                  Our Business

   We are an international Internet telephony company. We sell virtual prepaid calling cards through our interactive and easy to use Web site and transmit international long distance calls at discounted rates over our own enhanced services platform through one of two methods:

    . We transmit calls over our own Internet network, which involves transmission through our Internet gateways.

    . We transmit calls over our network of leased traditional long distance telephone lines.

                                  Our Company

   We were incorporated in October 1996 as a Texas corporation. We reincorporated in Delaware in October 1999. Our executive offices are located at 16990 Dallas Parkway, Suite 220, Dallas, Texas 75248. Our telephone number is (972) 818-0460 and our Web site can be found at www.wqn.com. The information on our Web site is not part of this prospectus.

                                  The Offering

Shares offered by WorldQuest
Networks........................  2,750,000 shares

Shares to be outstanding after
the offering....................  5,946,699 shares

Use of proceeds.................  To expand our sales and marketing efforts; to repay indebtedness; to fund equipment
                                  purchases including certain additional back-up systems; to fund software development; to increase deposits with credit card processing companies; and for working capital and other general corporate purposes.

                             Summary Financial Data

   The summary financial data below has been derived from our audited and unaudited consolidated financial statements included in this prospectus beginning on page F-1. You should not assume that the summary financial data is indicative of our future performance.

                                                         Nine months ended
                             Year ended December 31,       September 30,
                             ------------------------  ----------------------
                                1997         1998         1998        1999
                             -----------  -----------  ----------  ----------
Statement of Operations
 Data:
Total revenue............... $    51,963  $ 1,841,439  $  784,931  $4,009,236
Gross margin (deficit)......    (175,048)    (164,192)   (113,845)    660,643
Operating expenses:
  Selling, general and
   administrative ..........   1,277,383    1,290,131     979,986   1,463,929
  Research and development..     438,860      186,638     135,627     158,469
Net loss....................  (1,764,556)  (1,753,427) (1,307,684) (1,135,095)
Weighted-average common
 shares outstanding - basic
 and diluted (1)............   3,000,000    3,000,000   3,000,000   3,108,638
Net loss per share - basic
 and diluted (1)............ $      (.59) $      (.58) $     (.44) $     (.37)

                                                At September 30, 1999
                                         --------------------------------------
                         At December 31,                Pro        Pro forma
                              1998         Actual     forma(2)   as adjusted(3)
                         --------------- ----------  ----------  --------------
Balance Sheet Data:
Cash and cash
 equivalents............   $    18,833    $  59,419  $1,687,419   $30,170,733
Working capital
 (deficit)..............    (2,266,669)  (2,669,890) (1,041,890)   30,573,688
Total assets............     1,246,774    1,382,250   3,282,250    31,493,564
Long-term debt and
 capital lease
 obligations............     1,129,004    1,154,186   1,154,186     1,154,186
Stockholders' equity
 (deficit)..............    (2,514,790)  (2,819,322) (1,356,132)   28,524,256

--------
(1) See note 2 of notes to consolidated financial statements for a description of the computation of net loss per share and the number of shares used in the per share calculation.
(2) Reflects a private placement in December 1999 of $1.9 million of promissory notes and common stock purchase warrants.
(3) Reflects our sale of 2,750,000 shares of common stock at the initial public offering price of $13.00 per share and our application of the estimated net proceeds.

                                  RISK FACTORS

   You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition and operating results.

We have a limited operating history with which to judge our performance.

   We were incorporated in October 1996. We began selling prepaid virtual calling cards on our Web site in May 1998. We began routing calls over our enhanced services platform in August 1998. Accordingly, we have a limited operating history. Before you decide to purchase our common stock, you should consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. We cannot assure you that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

We have a history of losses and we anticipate future losses and negative cash flow.

   Since inception, we have incurred operating losses, and as of September 30, 1999, we had an accumulated deficit of $(4.9) million. We incurred net losses of $(1.8) million for the fiscal year ended December 31, 1998 and $(1.1) million for the nine months ended September 30, 1999.

   We expect operating losses and negative cash flow to continue through at least the second quarter of 2000. However, there can be no assurance that we will be profitable beginning in the third quarter of 2000, because we expect to incur additional costs and expenses related to:

  . marketing and advertising related to traffic generation and brand development;

  .  purchases of equipment for our operations and network infrastructure;

  .  the expansion of our telecommunications network into other countries;

  . the continued development of our Web site transaction processing and network infrastructure;

  .  development and improvement of additional products and services; and

  .  the hiring of additional personnel.

   Our future profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot assure you that we will be able to sustain it or improve upon it on a quarterly or annual basis for future periods.

Our quarterly operating results are subject to significant fluctuations and our future operating results are unpredictable.

   Our operating results are unpredictable and have fluctuated significantly on a quarterly basis. We expect to continue to experience significant fluctuations in our quarterly results of operations due to a variety of factors, many of which are outside of our control. As a result, period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

   Because of our limited operating history, we cannot accurately forecast our net sales. We rely upon limited historical financial data to predict our future operating results. Sales and operating results are difficult to forecast because they generally depend on the volume of traffic on our network and the volume and timing of sales of our virtual calling cards. Because of these factors, we may be unable to adjust our spending in a timely manner to adjust for any unexpected revenue shortfall.


It would cause a disruption of our services if Internet service providers fail to provide Internet access.

   We depend on Internet service providers to provide Internet access to us and our customers. We have two Internet service providers in Dallas. Our local terminating parties in foreign countries also rely on local Internet service providers for access to the Internet in their countries. If we lost our connection with both of our Dallas Internet service providers, we could not sell our virtual calling cards through our Web site, and Web initiated calls could not be made by our customers, until the connection was reestablished. If a local terminating party in a foreign country loses its Internet connection, we could not route calls over the Internet to that destination until the connection was reestablished. These failures could cause us to lose customers and our ability to sell virtual calling cards and telephone services would be affected.

   Our customers also rely on Internet service providers for access to the Internet. If our customers cannot access the Internet, they cannot access our Web site to purchase virtual calling cards or make Web initiated calls.

Our operations will be negatively affected if our enhanced services platform fails to operate properly.

   All our calls are routed through our enhanced services platform. Our success is dependent on our platform working properly. If our platform fails for any reason, we could not route calls until the failure is corrected. From time to time, we have experienced short term failures or malfunctions in our platform. We cannot assure you that future failures will not occur.

If we do not increase the number of Web sites and portals upon which we advertise our anticipated expansion could be adversely affected.

   We market our virtual calling cards and services on third-party Web sites and portals using banner ads. The banner ads connect directly to our Web site when "clicked" by the customer. If we cannot continue to cost effectively market our virtual calling cards and services, our ability to expand our customer base would be adversely affected.

The telecommunications and Internet telephony markets are highly competitive and our failure to compete effectively could adversely affect us.

   With respect to prepaid calling cards, we compete with the largest telecommunications providers in the United States, as well as smaller, emerging carriers. We may also compete with large operators in other countries. An increasing number of large, well-capitalized companies are entering the market for Internet telephony products and services. These competitors include a number of companies that have introduced services that make Internet telephony solutions available to businesses and consumers, and that permit voice communications over the Internet. Many of our competitors are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than we do. Competition from existing or new competitors could reduce our revenues from the sale of our virtual prepaid calling cards and other services. A general decrease in telecommunication rates charged by international long distance carriers could also have a negative effect on our operations. Our ability to compete also depends on our ability to anticipate and adapt to rapid technological and other changes occurring in the telecommunications industry.

We may be vulnerable to technical malfunctions which could adversely affect our operations.


   We depend upon our software systems, communications hardware and enhanced services platform to conduct our virtual calling card sales and telephone routing, manage our network, track virtual calling card balances and perform other vital functions. Our systems, communications hardware and platform are vulnerable to damage or interruption from:

  .  natural disasters;

  .  power loss;

  .  telecommunication failures;

  .  loss of Internet access;

  .  physical and electronic break-ins;

  .  hardware defects;

  .  computer viruses; and

  .  intentional acts of vandalism and similar events.

   If we experience substantial technical difficulties with our hardware or software, we may not succeed in routing traffic effectively, or in tracking virtual calling card balances accurately, which could adversely affect our operations. We have experienced periodic system interruptions, which we believe will continue to occur from time-to-time. Since our operations depend on our ability to successfully expand our network and to integrate new technologies and equipment into our network, there is an increased risk of system failure as well as a natural strain on the system.

Our systems may not accommodate significant growth in the number of users which could have a negative effect on our operations.

   Our success depends on our ability to handle a large number of simultaneous calls. We expect that the volume of simultaneous calls will increase significantly as we expand our operations. If this occurs, additional stress will be placed upon the network hardware and software that manages our traffic. We cannot assure you of our ability to efficiently manage a large number of simultaneous calls. If we are not able to maintain an appropriate level of operating performance, or if our service is disrupted, then we may develop a negative reputation and our business, results of operations and financial condition would be materially adversely affected.

If the Internet telephony and prepaid calling card markets do not gain market acceptance by potential customers our business will be adversely affected.

   We cannot be certain that Internet telephone service will gain market acceptance or prove to be a viable alternative to traditional telephone service. If the Internet telephony market fails to develop or develops more slowly than we expect, then our future revenues would be adversely affected.

   The market for prepaid calling cards is an emerging business with a large number of market entrants. Therefore, it is difficult to accurately determine what the demand will be for our products and services in this area. Substantial markets may not continue to develop for prepaid calling cards, and we may not be able to sustain or increase our sales of these products and services.

If the e-commerce market does not continue to develop and gain market acceptance our revenues may be negatively affected.

   We anticipate that e-commerce will continue to account for substantially all of our future revenues. Our business will suffer if e-commerce does not grow or grows more slowly than expected. A number of factors could prevent acceptance of e-commerce, including:

  . e-commerce is at an early stage and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors;

  . increased government regulation or taxation may limit the growth of e-commerce; and

  . adverse publicity and consumer concern about the security of e-commerce transactions may discourage its acceptance and growth.

   These factors could impair our ability to generate revenues from our online sales of virtual calling cards, online transmission of telephone calls and other e-commerce activities.

If the Internet and Internet infrastructure do not continue to develop as anticipated our operations will be negatively affected.

   For the Internet to be commercially viable in the long-term, the size of the network infrastructure, enabling technologies, necessary performance improvements and user security will need to be continually addressed. To the extent that the Internet continues to experience an increased number of users, frequency of use or increased bandwidth requirements, we cannot assure you that the performance or reliability of the Internet will not be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Internet usage and affect the level of traffic, the processing of orders and the transmission of calls on our Web site.

   We cannot assure you that the infrastructure or complementary products or services necessary to make the Internet a viable commercial marketplace for the long term will be developed. Even if these products and services are developed, we cannot assure you that the Internet will become a viable commercial marketplace for our virtual calling cards and services. If not, our business, financial condition and operating results will be materially adversely affected. Also, we may be required to incur substantial expenditures in order to adapt our products and services to changing Internet technologies, which could have a material adverse effect on our business, financial condition and operating results.

The failure to manage our growth in operations and hire additional qualified employees could have a material adverse effect on us.

   The expected growth of our operations place a significant strain on our current management resources. To manage this expected growth, we will need to improve our:

  .  transaction processing methods;

  .  operations and financial systems;

  .  procedures and controls; and

  .  training and management of our employees.

   A portion of the proceeds from this offering will be used to hire additional key personnel. Competition for personnel is intense, and we cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. Our failure to attract and retain the necessary personnel or to effectively manage our employee and operations growth could have a material adverse effect on our business, financial condition and operating results.

Our potential customers may have concerns about Internet commerce security which could inhibit our growth and we may incur losses resulting from credit card fraud.

   Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties. We cannot predict whether events or developments will compromise or breach the technology that protects our customer transaction data. If our security measures do not prevent security breaches, this could have a material adverse effect on our business, financial condition and operating results.

   To date, we have suffered minimal losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where the merchant does not obtain a cardholder's signature. We do not obtain the signature of the cardholder when we process orders. Although we have implemented mechanisms to try to detect credit card fraud, we cannot assure you that our efforts will be successful. Our inability to adequately detect credit card fraud could materially adversely affect our business, financial condition and operating results.

   To the extent that our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. We do not presently carry insurance policies to reimburse us for losses caused by security breaches. We cannot assure you that our security measures will prevent security breaches. Our failure to prevent security breaches could have a material adverse effect on our business, financial condition and operating results.

The market price for your common stock may be volatile, which could cause you to lose substantial portions of your investment.


   The market prices of the securities of Internet-related and online commerce companies have been especially volatile. The trading prices of many Internet companies' stocks are at or near historical highs and reflect valuations substantially above historical levels. We cannot assure you that these trading prices and valuations will be sustained. Broad market and industry factors may materially and adversely affect the market price of your common stock, regardless of our operating performance.

Our business may be adversely affected if we are not able to protect our intellectual property and other proprietary rights from infringement.

   Our success depends in part upon our ability to protect our proprietary technology and other intellectual property rights. We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights. We expect to be granted a registered trademark for "WorldQuest" by the U.S. Patent and Trademark Office upon our filing of an affidavit of use, which was filed in September 1999. We have a pending trademark application on file with the Patent and Trademark Office for "WorldQuest Networks."

This application was challenged by Qwest Communications, who filed a notice of opposition currently pending before the Patent and Trademark Office. If we do not prevail, we will not be able to obtain a registered trademark for "WorldQuest Networks" and we could be required to stop using the name or pay a fee to Qwest for permission to use it. Any trademark may be challenged for a period of six years after its registration date. Thus, we could also face a cancellation proceeding with the Patent and Trademark Office relating to our trademark for "WorldQuest." Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online. Therefore, the steps that we take may be inadequate to protect our rights.

The Internet industry may become subject to increased government regulation which could have a negative effect on our operations.

   Various actions have been taken by the United States Congress and the Federal courts that, in some cases impose some forms of regulation on the Internet, and in other cases protect the Internet from regulation. Domestic and international authorities regularly consider proposed legislation that could result in new regulations on the Internet. It is impossible to say at this time whether and to what extent the Internet may ultimately be regulated domestically or internationally. Increased regulation of the Internet may decrease its growth, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, results of operations and financial condition.

   In addition, because our services are accessible worldwide, and we facilitate the sale of goods to users worldwide, other jurisdictions may claim that we are required to comply with their laws. We are qualified to do business in Delaware and Texas only, and failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify.


Sales tax collection by states may adversely affect our growth.

   We do not currently collect sales or other similar taxes for calling cards or services sold through our Web site, other than for calling cards sold to Texas residents. However, one or more states may seek to impose sales tax or similar collection obligations on out-of-state companies, such as ours, which engage in Internet commerce. A successful assertion by one or more states or any other country that we should collect sales or other taxes on the sale of cards or services on our system could have a material adverse effect on our operations.

The loss of key personnel could adversely affect our business.

   We believe that our success will depend on the continued services of our senior management team, especially B. Michael Adler and Michael R. Lanham. We do not have employment agreements with any of our key personnel. We carry $2.0 million of key person life insurance on the lives of each of B. Michael Adler and Michael R. Lanham. The loss of the services of any of our senior management team or other key employees could adversely affect our business, financial condition and operating results.

We face risks that our computer systems and those of our business partners may not be year 2000 compliant.

   Many existing computer programs use only two digits to identify a year. These programs were designed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results.

   We conducted an assessment of the Y2K readiness of our systems and those of our third-party vendors and suppliers. This Y2K review was completed during the fourth quarter of 1999. Based upon our assessment, we believe that our internally developed proprietary software and that provided by third parties is Y2K compliant. We made the transition through the year end change to 2000 without apparent service interruption to our customers and with no apparent effects from the Y2K change. We will continue to monitor our systems and those of our vendors and suppliers to attempt to identify latent problems and to correct them before they interrupt service to our customers. At this time, the expenses associated with identifying and correcting latent problems cannot be determined. We cannot assure you that latent Y2K problems of ours or third parties with which we do business will not have a material adverse effect on our business, financial condition and operating results.

   We also depend on the Y2K compliance of the computer systems and financial services used by our customers. A significant disruption in the ability of customers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our virtual calling cards and services and would have a material adverse effect on our business, results of operations and financial condition.

We may not be able to raise needed additional capital in the future.

   We require substantial working capital to fund our business. Our working capital requirements and cash flow provided by operating activities can vary from quarter to quarter depending on revenues, operating expenses, capital expenditures and other factors. We anticipate that the net proceeds of this offering will be sufficient to meet our anticipated needs through at least the next 18 months. Thereafter, we may need to raise additional funds. We may also need to raise additional funds sooner than anticipated to:

  .  fund more rapid expansion;

  .  develop new or enhanced services or products; and

  .  respond to competitive pressures.

   If additional funds are raised through the issuance of equity or convertible debt securities your rights and ownership in our company may be reduced.

   We cannot assure you that additional financing will be available on terms favorable to us or at all. If adequate funds are not available, or are not available on acceptable terms, we may not be able to fund planned expansion, take advantage of available opportunities, develop or enhance services or products or respond to competitive pressures. Such inabilities could have a material adverse effect on our business, financial condition and operating results.

                           FORWARD LOOKING STATEMENTS

   This prospectus contains certain forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements can be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those anticipated in such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, those discussed above in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of 2,750,000 shares of common stock offered by us at the initial public offering price of $13.00 per share (after deducting estimated underwriting discounts, the underwriters' non-accountable expense allowance and other estimated offering expenses payable by us), are estimated to be $31.6 million (and an additional $4.9 million from the sale of shares if the underwriters' over-allotment option is exercised in full).

   The net proceeds of the offering will be used for the following purposes:

  . expansion of our sales and marketing efforts, including increased advertising on other Web sites and print media and direct advertising campaigns (approximately $3.6 million);

  .  repayment of indebtedness (approximately $3.0 million);

  . equipment purchases including certain additional back-up systems (approximately $2.5 million);

  .  software development (approximately $850,000);

  . increasing deposits with credit card processing companies (approximately $150,000); and

  . general corporate purposes, including working capital for payment of outstanding payables, development of relationships with other long distance carriers and local terminating parties, expansion of the countries in which we have gateways, and research and development of new products (approximately $21.5 million).

   Part of the indebtedness to be repaid is a portion of a $2.5 million credit facility with Eagle Venture Capital, LLC, formerly known as WorldQuest Networks, LLC, our controlling stockholder. B. Michael Adler, our Chairman of the Board, owns a controlling interest in Eagle Venture. At September 30, 1999, $1.9 million was outstanding under the credit facility. The facility consists of a $1.1 million term loan and a revolving line of credit of up to $1.4 million. The facility bears interest at 8% per year and the $1.1 million term loan and accrued interest thereon is payable May 5, 2002. Any balance outstanding under the $1.4 million revolving line of credit is payable on May 5, 2002, unless demand is made by Eagle Venture for earlier payment, and accrued interest on the line of credit portion is payable on February 18, 2000 and thereafter is payable monthly. Demand for payment of $780,000 of the principal balance of the line of credit portion (with accrued interest thereon) has been made effective upon closing of this offering. The proceeds of this credit facility were used to provide us with working capital.

   The remainder of the indebtedness to be repaid is $1.9 million of principal owed under 33 promissory notes payable to 33 persons and entities. These notes bear interest at 8% per year and are payable on the earlier of the closing of this offering or December 31, 2000. These notes were sold by us in a private placement of units consisting of notes and common stock purchase warrants that closed in December 1999. The proceeds from these notes were used to provide us with working capital. The fair value of the stock purchase warrants of $1.5 million will be recognized as additional interest expense over the term of the promissory notes.

   Prior to their eventual use, the net proceeds will be invested in high quality, short-term investment instruments such as short-term corporate investment grade or United States Government interest-bearing securities.

                                 CAPITALIZATION

   The following table sets forth, as of September 30, 1999, our (A) actual short-term debt and capitalization at September 30, 1999, (B) pro forma to reflect the sale of $1.9 million of promissory notes by us in December 1999 and
(C) pro forma as adjusted to reflect the sale by us of 2,750,000 shares of common stock offered by us at the initial public offering price of $13.00 per share and the application of the net proceeds therefrom (after deducting estimated underwriting discounts, the underwriters' non-accountable expense allowance and other estimated offering expenses payable by us). The information in the table should be read in conjunction with the more detailed consolidated financial statements and notes beginning on page F-1.

                                           As of September 30, 1999
                                     --------------------------------------
                                                                 Pro forma
                                       Actual      Pro forma    as adjusted
                                     -----------  ------------  -----------
Short-term debt..................... $ 1,232,264    $1,669,074  $       --
                                     ===========  ============  ===========
Long-term debt and capital lease
 obligations........................ $ 1,154,186    $1,154,186  $ 1,154,186
                                     -----------  ------------  -----------
Stockholders' equity (deficit):
  Preferred stock, $.01 par value;
    10,000,000 shares authorized;
    none issued and
    outstanding actual and as
    adjusted........................         --            --           --
  Common stock, $.01 par value:
    50,000,000 shares authorized;
    3,196,699 issued and outstanding
    actual; 5,946,699 shares issued
    and outstanding as adjusted
    (1).............................      31,967        31,967       59,467
  Additional capital................   2,093,849     3,557,039   35,145,117
  Accumulated deficit...............  (4,945,138)  (4,945,138)   (6,680,328)(2)
                                     -----------  ------------  -----------
      Total stockholders' equity
       (deficit)....................  (2,819,322)  (1,356,132)   28,524,256
                                     -----------  ------------  -----------
      Total capitalization.......... $(1,665,136) $   (201,946) $29,678,422
                                     ===========  ============  ===========

--------
(1) As part of the private placement of $1.9 million of notes in December 1999, we granted five-year warrants to the noteholders to purchase 323,000 shares of common stock at an exercise price of $6.00 per share. The table above does not reflect the effect of any future exercise of these warrants.

(2) The pro forma as adjusted accumulated deficit also reflects additional interest expense of $1.5 million representing the fair value of the common stock purchase warrants sold as a unit with the $1.9 million of notes.

                                DIVIDEND POLICY

   We have never paid any dividends on our common stock, and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends will depend on our results of operations, future earnings, financial condition and capital requirements, applicable restrictions under any credit facilities or other debt arrangements and such other factors deemed relevant by our Board of Directors.

                                    DILUTION

   Our net tangible book value (deficiency) at September 30, 1999 was $(2.8) million or $(0.88) per share. Net tangible book value (deficiency) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the receipt by us of the net proceeds from a private placement of $1.9 million of notes and common stock purchase warrants in December 1999 and from the sale of shares of common stock offered hereby at the initial public offering price of $13.00 per share and the application of the net proceeds therefrom (after deducting the estimated underwriting discounts, the underwriters' non-accountable expense allowance and other estimated offering expenses payable by us), our as adjusted net tangible book value at September 30, 1999 would have been $28.5 million or $4.80 per share. This represents an immediate increase in net tangible book value of $5.68 per share to the existing stockholders and an immediate substantial dilution of $8.20 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share...........................         $13.00
  Net tangible book value (deficiency) per share before this offering....................................................... $(0.88)
  Increase per share attributable to new investors ...............   5.68
                                                                   ------
Net tangible book value per share after this offering.............          4.80
                                                                           -----
Dilution per share to new investors...............................         $8.20
                                                                           =====

   The following table summarizes as of September 30, 1999 the differences between existing stockholders and new investors (before deducting the estimated underwriting discounts, the underwriters' non-accountable expense allowance and other estimated offering expenses payable by us) with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share.

                               Shares owned
                                   after
                               the offering    Total consideration
                             ----------------- ------------------- Average price
                              Number   Percent   Amount    Percent   per share
                             --------- ------- ----------- ------- -------------
Existing stockholders....... 3,196,699   53.8% $ 1,156,000    3.1%    $ 0.36
New investors............... 2,750,000   46.2   35,750,000   96.9     $13.00
                             ---------  -----  -----------  -----
  Total..................... 5,946,699  100.0% $36,906,000  100.0%
                             =========  =====  ===========  =====

   Eagle Venture owns 2,666,478 shares of our common stock. Eagle Venture paid an average of $0.24 per share for these shares. B. Michael Adler, our Chairman of the Board, owns a controlling interest in Eagle Venture. Each of Mr. Adler and one of our other directors, Hugh E. Humphrey, Jr., have options to acquire 5,000 shares of our common stock for an exercise price of $1.00 per share. Michael R. Lanham, our President and a director, has an option to purchase 167,867 shares at an exercise price of $3.33 per share.

                            SELECTED FINANCIAL DATA

   You should read the selected financial and operating data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, and the selected balance sheet data as of December 31, 1998 and September 30, 1999 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 1998 has been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements include all adjustments which we consider necessary for a fair presentation of the results of operations for these periods. The historical results are not necessarily indicative of results to be expected for any future period.

                          Year ended December 31,   Nine months ended September 30,
                          ------------------------  --------------------------------
                             1997         1998           1998             1999
                          -----------  -----------  ---------------  ---------------
Statement of Operations
 Data:
Retail prepaid calling
 card revenue...........  $       --   $ 1,466,322  $       618,882  $     3,646,099
Wholesale traffic and
 other..................       51,963      375,117          166,049          363,137
                          -----------  -----------  ---------------  ---------------
  Total revenue.........       51,963    1,841,439          784,931        4,009,236
Cost of sales...........      227,011    2,005,631          898,776        3,348,593
                          -----------  -----------  ---------------  ---------------
Gross margin (deficit)..     (175,048)    (164,192)        (113,845)         660,643
Selling, general and
 administrative.........    1,277,383    1,290,131          979,986        1,463,929
Research and development
 costs..................      438,860      186,638          135,627          158,469
                          -----------  -----------  ---------------  ---------------
Operating loss..........   (1,891,291)  (1,640,961)      (1,229,458)        (961,755)
Interest expense........      (28,265)    (162,466)        (128,226)        (173,340)
Other income............      155,000       50,000           50,000              --
                          -----------  -----------  ---------------  ---------------
Loss before income
 taxes..................   (1,764,556)  (1,753,427)      (1,307,684)      (1,135,095)
Income tax benefit......          --           --               --               --
                          -----------  -----------  ---------------  ---------------
Net loss................  $(1,764,556) $(1,753,427) $    (1,307,684)    $ (1,135,095)
                          ===========  ===========  ===============  ===============
Weighted-average common
 shares
 outstanding - basic and
 diluted................    3,000,000    3,000,000        3,000,000        3,108,638
                          ===========  ===========  ===============  ===============
Net loss per share -
 basic and diluted......  $     (0.59) $     (0.58) $         (0.44) $         (0.37)
                          ===========  ===========  ===============  ===============

                                    At December 31, 1998 At September 30, 1999
                                    -------------------- ---------------------
Balance Sheet Data:
Cash and cash equivalents..........     $    18,833           $    59,419
Working capital (deficit)..........      (2,266,669)           (2,669,890)
Total assets.......................       1,246,774             1,382,250
Long-term debt and capital lease
 obligations.......................       1,129,004             1,154,186
Stockholders' equity (deficit).....      (2,514,790)           (2,819,322)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those anticipated in such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, the risks discussed in the section titled "risk factors" in this prospectus.

Overview

   General. We are an international Internet telephony company. We sell virtual prepaid calling cards through our interactive and easy to use Web site and transmit long distance calls at discounted rates through our Internet and traditional networks. We advertise, sell and deliver our virtual calling cards worldwide exclusively through the Internet.

   We were incorporated in October 1996 and began offering services for sale in December of that year. We were formed when the principal shareholder of Eagle Venture decided to pursue Internet telephony opportunities. In conjunction with our formation, Eagle Venture contributed cash and other assets valued at approximately $185,000 (the estimated fair value) in exchange for 100% of our then outstanding common stock. During 1997, Eagle Venture contributed an additional $316,000 to further capitalize us, but received no additional shares of common stock.

   We started our company to develop an international fax business. In May 1998, we changed our business model to focus on providing Internet based telephone services. We began selling prepaid virtual calling cards on our Web site in May 1998. We began routing calls over our enhanced services platform in August 1998.

   Revenues. We receive revenue from two sources, the sale of virtual calling cards and the sale of excess line capacity to other long distance carriers. Our virtual calling cards are sold to our customers worldwide over the Internet through our Web site primarily through credit card purchases. Our wholesale traffic and other revenues are derived from the sale of excess line capacity to other long distance carriers pursuant to short-term contracts and the transmission of facsimile traffic. Excess line capacity is the remaining capacity on our telephone lines not used by us to terminate our calls during any given month. Revenues from the sale of prepaid virtual calling cards is deferred and recognized as calling services are used. Wholesale traffic revenue is recognized as calls are processed.

   All sales of our virtual calling cards are made over the Internet primarily through credit card purchases. We use credit card processing companies to verify credit cards. Until May 1999, our former credit card processing company restricted the amount of credit card purchases that could be made from us per month. That company also would not allow purchases with non United States issued credit cards. These restrictions prevented us from increasing our sales as rapidly as desired. In May 1999, we began processing with another credit card processing company which sets no limit on our monthly credit card sales and agreed to accept purchases with non United States issued credit cards. We believe these developments may have a positive effect on sales in the near term.

   Accounts receivable consists of amounts owed by credit card processing companies relating to prepaid virtual calling card sales, and amounts owed by telephone companies for processed call traffic. At September 30, 1999, no telephone company accounted for more than 10% of total accounts receivable, but a telephone company accounted for 59% of total accounts receivable at December 31, 1998. At September 30, 1999, a credit card processing company accounted for 22% of total accounts receivable. This company had no accounts receivable at December 31, 1998, but another credit card processing company accounted for 26% of total accounts receivable at December 31, 1998. No individual customer accounted for more than 10% of total sales either for the first nine months of 1999 or for 1998. Customers purchase our virtual prepaid calling cards primarily using major credit cards which are reimbursed by credit card processing companies. Accordingly, we do not routinely perform on-going credit evaluations of our customers, but do perform evaluations of our credit card processors. Additionally, we do not require collateral.

   Certain Assumptions. Unless otherwise indicated, all information in this prospectus gives effect to: our reincorporation in Delaware in October 1999; gives effect to a 299-for-1 stock dividend in January 1997; assumes no exercise of the underwriters' over-allotment option or exercise of the representatives' warrant; assumes no exercise of outstanding warrants and stock options to purchase 865,031 shares of common stock; assumes no exercise of stock options to purchase 10,000 shares of common stock granted at the effective date of this offering at an exercise price equal to the initial public offering price; assumes no issuance of options for 196,836 shares of common stock available at the effective date of this offering for future issuance under our stock option plan; and assumes no exercise of options for up to 250,000 shares of common stock that may be granted at an exercise price of $6.00 per share pursuant to an existing consulting agreement. If options are granted pursuant to this consulting agreement, the fair value of the options will be recognized as additional expense over the length of the estimated service period.

   Expenses. Due to our changing business model from fax services to Internet telephony services, we have substantially expanded our infrastructure and increased our capital expenditures and capital lease obligations relating to property and equipment. During the first nine months of 1999, our capital expenditures and payments on capital leases totaled $262,000. These capital expenditures and payments were $202,000 during 1998. As we continue to grow, we expect to expand our infrastructure by increasing our capital expenditures and leases. We expect these expenditures will represent a smaller percentage of sales as our sales volume grows.

   Research and development costs are expensed as incurred and consist primarily of salaries, supplies and contract services.

   Since inception, we have incurred significant losses and, as of September 30, 1999, had an accumulated deficit of $(4.9) million. We expect operating losses and negative cash flow to continue through at least the second quarter of 2000. We expect to incur additional costs and expenses related to:

  . marketing and advertising related to traffic generation and brand development;

  .  purchases of equipment for our operations and network infrastructure;

  .  the expansion of our telecommunications network into other countries;

  . the continued development of our Web site transaction processing and network infrastructure;

  .  development and improvement of additional products and services;

  .  the hiring of additional personnel; and

  . the payment of commissions to various Internet portals and Internet service providers for marketing our address book/calendar product to their customers.

   We have a limited operating history on which to base an evaluation of our business and prospects. In addition, due to the change in our model from fax services to Internet telephony services in May 1998, 1998 operations only include a period of eight months of revenues from Internet telephony services. Therefore, it is not very meaningful to compare 1998 to 1997 because of the different models pursued in each year. You must also consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as e-commerce. Such risks for us include, but are not limited to, an evolving and unpredictable business model and management of growth. To address these risks, we must, among other things, maintain and expand our customer base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade our technology and systems that we use to process customers' orders and payments, improve our Web site, provide superior customer service, respond to competitive developments and attract, retain and motivate qualified personnel. We cannot assure you that we will be successful in addressing such risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Results of Operations

   The following table sets forth statement of operations data as a percentage of revenues for the periods indicated:

                                                                Nine months
                                                                   ended
                                                 Year ended      September
                                              December 31, 1998     30,
                                              ----------------- --------------
                                                                 1998    1999
                                                                ------   -----
Retail prepaid calling card revenue..........        79.6%        78.8%   90.9%
Wholesale traffic and other(1)...............        20.4         21.2     9.1
                                                    -----       ------   -----
  Total revenue..............................       100.0        100.0   100.0
Cost of sales................................       108.9        114.5    83.5
                                                    -----       ------   -----
Gross margin (deficit).......................        (8.9)       (14.5)   16.5
Selling, general and administrative..........        70.1        124.8    36.5
Research and development.....................        10.1         17.3     3.9
                                                    -----       ------   -----
Operating loss...............................       (89.1)      (156.6)  (23.9)
Interest expense.............................        (8.8)       (16.3)   (4.3)
Other income.................................         2.7          6.3     --
                                                    -----       ------   -----
Net loss.....................................       (95.2)%     (166.6)% (28.2)%
                                                    =====       ======   =====

--------
(1) Wholesale traffic represents the sale of excess line capacity and other revenue represents facsimile transmission revenues in 1998.

 Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

 Revenue

   Revenue increased to $4.0 million for the nine months ended September 30, 1999 from $785,000 for the comparable period in 1998 as a result of the change in our business model, significant growth of our customer base and an increase in repeat purchases from our existing customers. Of the $4.0 million revenue for the nine months ended September 30, 1999, $3.6 million represents prepaid virtual calling card revenue and the remainder represents wholesale traffic of $328,000 and other revenue of $35,000, all of which other revenue was derived from a subsidiary which ceased operations in June 1999.

 Cost of Sales

   Cost of sales consists primarily of the costs of termination of long distance traffic over our networks. Cost of sales increased to $3.3 million for the nine months ended September 30, 1999 from $899,000 for the comparable period in 1998. This $2.4 million increase was primarily attributable to our increased sales volume. We expect cost of sales to increase in future periods to the extent that our sales volume increases.

 Operating Expenses

   Selling, General and Administrative. Selling, general and administrative expenses consist of advertising and promotional expenditures, payroll and related expenses for executive and administrative personnel, facilities expenses, professional services expenses, travel and other general corporate expenses. Selling, general and administrative expenses increased to $1.5 million for the nine months ended September 30, 1999 from $980,000 for the comparable period in 1998, but decreased significantly as a percentage of revenue. Such expenses are expected to continue to decrease as a percentage of revenue during 1999 because our sales of calling cards are based on e-commerce which allows increases in calling card purchases without having to incrementally add overhead. We expect selling, general and administrative expenses to increase in absolute dollars as we continue to pursue advertising and marketing efforts, expand our network termination locations worldwide, expand our staff and incur additional costs related to the growth of our business and being a public company.

   Research and Development Costs. Research and development costs consist primarily of payroll and related expenses for evaluating and integrating new hardware and software, Web site development and information technology personnel, Internet access and hosting charges and Web content and design expenses. Research and development costs increased to $158,000 for the nine months ended September 30, 1999 from $136,000 for the comparable period in 1998. While we will continue to incur expenses for research and development to increase our product line and enhance our services, we expect these expenditures will continue to decrease as a percentage of revenue as our sales volume increases.

 Interest Expense

   Interest expense consists of interest charges attributable to capital leases for equipment and to borrowings under a credit facility with our principal stockholder. The increase to $173,000 for the nine months ended September 30, 1999 from $128,000 for the comparable period in 1998 is attributable to increased borrowings under the credit facility and new equipment leases entered into after the end of the 1998 period.

 Other Income

   Other income consists of license fees received from our previous fax services business model. Other income was zero for the nine months ended September 30, 1999 as compared to $50,000 for the comparable period in 1998.

 Net Loss

   We incurred a net loss of $(1.1) million for the nine months ended September 30, 1999 as compared to $(1.3) million for the comparable period in 1998. Net loss for the nine months ended September 30, 1999 was affected by the write off of $140,000 of goodwill during the first quarter of 1999 in connection with the termination of our Costa Rican operations in June 1999.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

 Revenue

   Revenue increased to $1.8 million for 1998 from $52,000 for 1997 as a result of the change in our business model, significant growth of our customer base and an increase in repeat purchases from our existing customers. Of the $1.8 million, $1.5 million represents prepaid virtual calling card revenue and the remainder represents wholesale traffic of $153,000 and other revenue of $222,000, all of which other revenue was derived from a subsidiary which ceased operations in June 1999.

 Cost of Sales

   Cost of sales increased to $2.0 million for 1998 from $227,000 for 1997. This $1.8 million increase was primarily attributable to increased sales volume.

 Operating Expenses

   Selling, General and Administrative. Selling, general and administrative expenses remained constant at $1.3 million between 1998 and 1997. Selling, general and administrative expenses decreased significantly as a percentage of revenue due to the low revenue level in 1997.

   Research and Development Costs. Research and development costs decreased to $187,000 in 1998 from $439,000 in 1997. This $252,000 decrease was primarily attributable to a change from a hardware and downloadable software based Internet fax model to a Web page driven prepaid virtual calling card model. Research and development is not as significant under our Internet telephony model as under our facsimile transmission model.

 Interest Expense

   Interest expense increased to $162,000 in 1998 from $28,000 in 1997 as a result of increased borrowings under a credit facility with our principal stockholder and new equipment leases entered into during 1998.

 Other Income

   Other income was $50,000 for 1998 as compared to $155,000 for 1997.

 Net Loss

   We incurred a net loss of $(1.8) million in each of 1998 and 1997 as we changed our business model from a fax services to Internet telephony services company and developed an infrastructure for future growth.

 Income Taxes

   As of December 31, 1998, we had approximately $2.9 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2011. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its future realizability. Limitations on the utilization of these carryforwards may result if we experience a change of control, as defined in the Internal Revenue Code of 1986, as amended, as a result of changes in the ownership or our common stock.

Recent Developments

   In December 1999, the Company raised $1.9 million through the private placement of units consisting of promissory notes with a face value of $1.9 million and common stock purchase warrants. The notes bear interest at 8% per annum and mature and become immediately due and payable upon the earlier of an initial public offering or December 31, 2000. The fair value of the stock purchase warrants of $1.5 million will be recognized as additional interest expense over the term of the promissory notes.

   In the fourth quarter of 1999, the Company will expense approximately $300,000 of deferred costs associated with a previous public offering registration statement which was withdrawn.

   We are currently negotiating a strategic arrangement with a major international Internet services provider for the co-marketing and co-distribution of certain of our products and services. This strategic partner will also provide certain Internet connectivity and access to local telephone networks. We have requested the underwriters to reserve up to 275,000 shares offered by this prospectus for sale to the strategic partner at the initial public offering price. There can be no assurance that a formal arrangement or agreement will be reached or that the strategic partner will purchase any of the shares offered by this prospectus.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through a $2.5 million credit facility with our principal stockholder, private sales of equity and debt and cash generated from operations. As of September 30, 1999, we had approximately $59,000 of cash and cash equivalents. As of that date, our principal commitments consisted of obligations outstanding under capital leases for equipment, obligations under leases and contracts for long distance transmissions and our credit facility with our principal stockholder. In December 1999, we raised $1.9 million through the private placement of units consisting of promissory notes and common stock purchase warrants. The $1.9 million owed pursuant to these notes will be repaid from the proceeds of this offering.

   Outstanding amounts owed to our principal stockholder as of September 30, 1999 were $1.9 million and as of December 31, 1998 were $1.7 million. In May 1999, we amended our credit facility with our principal stockholder to convert $1.1 million to a term loan bearing interest at 8% per annum with interest and principal payable May 5, 2002. Our principal stockholder also agreed at such time to convert $200,000 of the loan into 60,061 shares of our common stock, at a conversion price of $3.33 per share. We also continue to have a line of credit with our principal stockholder. The amount we are able to borrow under this line of credit was increased to $1.4 million by an amendment to our credit facility in August 1999, $468,000 of which was drawn and outstanding as of the date of the amendment. Demand for payment of $780,000 of the outstanding principal balance of the line of credit portion has been made effective upon the closing of this offering, and we intend to repay such amount from the proceeds of this offering.

   Net cash used in operating activities was $498,000 for the nine months ended September 30, 1999, $661,000 in 1998 and $1.0 million in 1997. Net cash used in operating activities for 1998 and 1997 primarily consisted of net operating losses as well as increases in accounts receivable and other assets, partially offset by increases in accounts payable and accrued expenses.

   Net cash used in investing activities consists of additions to property and equipment, including computer equipment and Internet gateways for voice over the Internet transmission. Net cash used in investing activities was $125,000 for the nine months ended September 30, 1999, $148,000 in 1998 and $111,000 in 1997. During 1999, we expect to spend approximately $330,000 in capital expenditures, of which $160,000 will be for gateway servers, $20,000 for a data base server, $100,000 for software and $50,000 in miscellaneous other equipment. Through September 30, 1999, $135,000 of such amount had been spent.

   Net cash provided by financing activities was $664,000 for the nine months ended September 30, 1999, $841,000 for 1998 and $1.1 million for 1997. Net cash provided by financing activities for 1998 and 1997 was affected by higher levels of borrowings under our credit facility with our principal stockholder and for 1997 was affected by a capital contribution of $316,000 from our principal stockholder. During 1999, we expect to spend approximately $150,000 under capital leases for a switching platform. Through September 30, 1999, payments on capital leases totaled $126,000.

   We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 18 months. We may need to raise additional funds prior to the expiration of such period if, for example, we pursue business or technology acquisitions or experience operating losses that exceed our current expectations. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires disclosure of total comprehensive income in interim and annual financial statements. We adopted this standard during 1998. There were no items of other comprehensive income for the nine months ended September 30, 1999 or for 1998 and 1997.

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires disclosure by public companies of information related to a company's operating segments, as defined. We have adopted this standard for 1998.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use. This statement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. This statement is effective for fiscal years beginning after December 15, 1998. This statement is not expected to have a material impact on our results of operations, financial position or cash flows.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, which provides guidance on revenue recognition and certain lease arrangements. This statement is effective for fiscal years 2000 and is not anticipated to have a material effect on our results of operations, financial position or cash flows.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivative and hedging activities. We will be required to adopt this standard at the beginning of fiscal 2001. We have not yet assessed the impact this standard will have on our results of operation, financial position or cash flows. However, we currently have no derivatives or financial instruments that would be impacted by this standard.

Year 2000

   Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the recent change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the financial institutions involved in processing our customers' credit card payments for Internet services and third parties that provide our Internet access. We are also dependent on telecommunications and Internet vendors to maintain our network.

   We have reviewed the year 2000 compliance of our internally developed proprietary software. This review has included testing to determine how our systems will function at and beyond the year 2000. Since inception, we have internally developed substantially all of the systems for the operation of our Web site. These systems include the software used to provide our Web site's search, customer interaction, and transaction-processing and delivery functions, as well as monitoring and back-up capabilities. Based upon our review, we believe that our internally developed proprietary software is year 2000 compliant.

   We have assessed the year 2000 readiness of our third-party supplied software, computer technology and other services, which include software used in accounting, database and security systems. The failure of such software or systems to be year 2000 compliant could have a material negative impact on our corporate accounting functions and the operation of our Web site. As part of the assessment of the year 2000 compliance of these systems, we have sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. We have expensed amounts incurred in connection with year 2000 assessment since our formation through September 30, 1999. Such amounts have not been material. We completed this assessment process during the fourth quarter of 1999. Based upon the results of this assessment, we determined that a remediation plan with respect to third-party software, third-party vendors and computer technology was not necessary. We completed any required remediation during the fourth quarter of 1999. In spite of our review and assessments, it is possible that something was omitted or missed during our evaluation. The failure of our software and computer systems and of our third-party suppliers to be year 2000 complaint would have a material adverse effect on us.

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

   We also contacted all of our credit card processing companies, Internet service providers, local terminating parties and long distance carriers to determine their year 2000 compliance. We requested evidence from each of these companies regarding the level of their year 2000 readiness and compliance, and we conducted selected tests to confirm their year 2000 readiness.

   The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire infrastructure. Our ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, we believe most entities and individuals that rely significantly on the Internet carefully reviewed and attempted to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us.

   We made the transition through the change to the year 2000 without apparent service interruption to our customers and with no apparent effects from the year 2000 change. We will continue to monitor our systems and those of our vendors and suppliers to attempt to identify latent problems and to correct them before they interrupt service to our customers. Based upon our analysis to date, we do not believe it is necessary to develop and write a formal contingency plan to address situations that may result if our vendors or we are unable to maintain year 2000 compliance because we currently do not believe that such a plan is necessary. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant could have material adverse consequences for us. Such consequences could include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business.

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

                                    BUSINESS

   We are an international Internet telephony company. We sell virtual prepaid calling cards through our interactive and easy to use Web site and transmit long distance calls at discounted rates through our Internet and traditional networks. We advertise, sell and deliver our virtual calling cards worldwide exclusively through the Internet.

   All of our calls are made from phone-to-phone over our networks. The voice quality of our Internet carried calls is virtually the same as an international telephone call carried over a traditional telephone line. We believe consumers are more familiar and comfortable using telephones to make calls, as opposed to computers which have historically been used for Internet telephony.

   We focus on the international long distance market, with particular emphasis on the calling patterns between the United States and various countries. Our virtual calling cards may be used to call from the United States to other countries, to call from other countries to the United States, or to call between countries outside the United States.

   We also buy, at a discount, virtual calling cards processed through other companies' platforms and sell them to our customers.

   We incorporated in Texas in October 1996. We reincorporated in Delaware in October 1999.

Industry Overview

   The Internet is an increasingly significant interactive global medium for communication, information and commerce. International Data Corporation, a market research firm, estimates that the number of users who make purchases over the Internet worldwide will grow from 31 million in 1998 to more than 183 million in 2003.

   Emergence of Internet Telephony. TeleGeography, a market research firm, estimates that revenues from international long distance traffic will grow from $65.9 billion in 1997 to $77.5 billion in 2001, with consumers and businesses making an estimated 128.7 billion minutes of international long distance calls in 2001. However, traditional international long distance calls routed over domestic and foreign public switched telephone networks are still relatively expensive for the consumer.

   Internet telephony has emerged as a low cost alternative to traditional long distance telephony. Internet telephone calls are less expensive than traditional international long distance calls primarily because these calls are routed over the Internet. The use of the Internet bypasses a significant portion of international long distance networks and the relevant tariffs. Also, routing calls over the Internet is more cost-effective than routing calls over traditional circuit-switched networks, because the packet-switching technology that enables Internet telephony is more efficient than traditional circuit-switched voice technology. Packet-based networks, unlike circuit-based networks, do not require a fixed amount of bandwidth to be reserved for each call. This allows voice and data calls to be pooled, which means that packet networks can carry more calls with the same amount of bandwidth. This greater efficiency creates network cost savings that can be passed on to the consumer in the form of lower long distance rates.

   Problems of Existing Internet Telephony. The growth of Internet telephony has been limited to date due to poor sound quality attributable to technological issues such as delays in packet transmission and bandwidth limitations related to Internet network capacity and local access constraints. However, recent improvements in packet-switching and compression technology, new software algorithms and improved hardware have substantially reduced delays in packet transmissions. In addition, the use of private networks to transmit calls as an alternative to the public Internet is helping to alleviate capacity constraints.

   Several large long distance carriers, including AT&T and Sprint, have announced Internet telephony service offerings. However, many of these service offerings have not been deployed on a large scale. Many also require users to purchase other telecommunications services or allow only domestic calling. Smaller Internet

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telephony service providers also offer low-cost Internet telephony services from personal computers to telephones and from telephones to telephones. We also believe that existing Internet telephony service providers rely upon technologies and systems that lack large-scale billing, network management and monitoring systems, and customer service capabilities required for the integration of voice communication into the Web.

   In addition, many other companies currently provide Internet telephony software and services that allow Internet telephone calls to be made between personal computers. However, most of these companies require both the initiator and the recipient of the call to have the same software installed on their personal computers and to be online at the same time.

   Prepaid Calling Card Industry. According to The PELORUS Group, a market research firm, the market for prepaid calling cards has grown from an estimated $300.0 million in 1993 to an estimated $2.8 billion in 1998. PELORUS predicts that this market will rise to $10.9 billion in 2003. According to PELORUS, there were 30 million prepaid calling cards sold in the United States in 1993 and 400 million sold in 1998. PELORUS predicts there will be 652 million cards sold in the United States in 2003. This growth is attributed to three trends according to industry sources. First, the larger telecommunications companies have come to understand the strategic and financial benefits of prepaid calling cards. Second, consumers are becoming more aware of various advantages of prepaid cards. Third, businesses are beginning to purchase prepaids as a means of controlling telephony costs and simplifying record keeping. We believe that the affordable pricing, convenience and enhanced features of prepaid calling cards has attracted price sensitive customers, business travelers, international callers and other users of long distance service. Also, while prepaid calling cards are relatively new in the United States, they have been a widely used and accepted method of making telephone calls in Europe and Asia since the 1970s.

   Problems with Traditional Prepaid Calling Card Industry. Manufacturers of traditional prepaid long distance calling cards face numerous issues and costs. These include costs associated with physical production of the actual cards, security issues and costs to prevent theft during storage and transport, and inventory costs to maintain cards at potentially numerous physical locations. Manufacturers must also establish and maintain a retail distribution network. Traditional prepaid long distance calling cards are typically sold through multiple retail outlets familiar to consumers. These outlets include grocery stores, convenience stores, discount retail stores, gas stations and stores targeting resident nationals from other countries. The typical arrangement to induce a retailer to carry prepaid cards in stores or in dispensing machines involves providing the retailer with an inventory on consignment and allowing the retailer a substantial commission on the sale of each card, thus adding additional costs for the manufacturer.

   We also believe that manufacturers using traditional store-based retailers face a number of challenges in providing a satisfying combination of products to its customers, including:

  . the number of prepaid cards and the variety available is constrained by the limited shelf space available in the retail outlet, thereby limiting selection for consumers;

  . security issues for this type of inventory are a disincentive to many traditional store-based retailers;

  . due to the cost of carrying inventory in multiple store locations, traditional store-based retailers focus their product selection on the most popular products that produce the highest inventory turns, thereby further limiting consumer selection; and

  . the ability to make sales is limited to the hours the traditional store-based retailers are open for business.

   In addition, we believe that many consumers find the shopping experience to be time-consuming, inconvenient and unpleasant due to factors such as location, store layout, product selection, level of customer service and the inconvenience of having to leave home to purchase something that can be sold and delivered another way.

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

WorldQuest Networks Solution

   Internet Telephony. We believe we provide a superior international telephony service. All of our calls are made from phone-to-phone over our network of leased dedicated international and local long distance lines or over our Internet network using Internet gateways. There is virtually no difference between the voice quality of our Internet carried calls and international telephone calls carried over traditional telephone lines and our customers do not experience transmission delays experienced with earlier Internet telephony. We believe consumers are more familiar and comfortable with telephones to make calls, as opposed to computers. Also, it is not necessary to have special hardware or software on a personal computer to make calls using our network. Once we have electronically issued a virtual calling card and a toll free access number to a customer, it is not necessary to have a personal computer to make a call from the United States to other countries. For calls from other countries to the United States or another country, a standard personal computer with access to the Internet is used to communicate with our Web site to initiate a call and then the call is completed by our calling platform phone-to-phone. We are focusing our marketing efforts on developing countries that have high international long distance rates and significant calling traffic to the United States or other countries.

   Prepaid Virtual Calling Cards. We believe our e-commerce solution provides consumers with a wide range of product choice and a superior shopping experience. We market, sell and deliver our prepaid virtual calling cards worldwide exclusively over the Internet within seconds of the customer's decision to buy. We deliver virtual cards to our customers electronically through our Web site once the electronic purchase has been completed. This allows our customers to use them immediately to place long distance calls. It allows us to avoid the cost of physically printing, storing, safeguarding and delivering actual calling cards. We also avoid the necessity of negotiating with and maintaining a retail distributor network to sell and distribute our cards.

   Our virtual calling cards give us the flexibility of promptly changing the rates and features to respond to changing consumer demand, rather than having an inventory of physical cards with set features that cannot be changed until all are recalled or used. This also allows us to offer and test several different types of virtual calling cards with varying pricing features, thus providing a greater selection to our customers.

   Our Web site is accessible 24 hours per day, seven days a week, so we are not constrained by the hours that a retail store would be open for business. Our Web site may also be reached from the customer's home or office. The customer is not required to physically travel to another location to make a purchase and receive delivery. Our online purchasing and delivery also allows us to deliver a broad selection of products to customers worldwide in rural or other locations that do not have convenient access to physical stores.

Business Strategy

   Our goal is to be a leading worldwide Internet telephony company. Our objective is to increase our revenues through increasing our customer base and the number of countries we access through our Internet network. The strategy to achieve our goal and take advantage of market opportunities includes:

   Identify Target Countries and Customer Groups. Our strategy is to provide international long distance service to and from countries which have high numbers of international long distance calls. We also target countries that have high international long distance rates, which normally means full deregulation has not yet occurred. We determine these countries through research of publicly available international long distance calling patterns and other sources.

   Advertise on Web Sites and Portals Frequented by Target Groups. Once we have identified a desired country and customer group, we research Web sites and portals frequently visited by this customer group in the United States and abroad. When a desirable Web site or portal has been found, we negotiate our advertising arrangement and place a banner ad on the Web site which connects directly to our Web site (www.wqn.com) when "clicked" by the customer. By advertising in this way, we do not need physical retail sites to store and display calling cards. The use of banner advertising on Internet Web sites and portals allows us great flexibility in marketing. Banners can be changed easily and quickly to feature new rates, seasonal specials, new art work and new destinations. We placed our first banner ad on another Web site in April 1998 and as of December 1, 1999 had banner ads on 17 Web sites.

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

   Increase Our Name Recognition. We believe that brand name recognition is an important component of customer loyalty. Our goal is for our Web site to be a preferred Internet destination of choice for international long distance telephone customers. We plan to increase our name and product recognition through increased advertising on other Web sites and portals, direct e-mail marketing to e-mail lists of our Internet service providers and other select mailing lists, e-mail communications with our customer base and other promotional activities.

   Place Internet Gateways in Countries Currently Served and in Additional Countries. Our future profitability is based in large part on our ability to transmit our customers' international long distance telephone calls on a cost effective basis over the Internet. We intend to place additional Internet gateways in certain countries currently served and in additional countries. By extending our Internet network, we expect to be able to lower our transmission costs for international long distance calls.

   Continue to Offer Enhanced Services and Products. We offer a selection of virtual cards targeted with special rates for various international markets. We intend to develop and offer additional products and services that complement our existing products and services. We will evaluate and test these new products and services and introduce them when we believe they will be accepted by customers.

   Promote Repeat Purchases. We are focused on promoting customer loyalty, building repeat purchase relationships with our customers, leveraging our customer acquisition costs and maximizing the lifetime value of our customer relationships. As our customer base grows, we continue to collect significant data about our customers' buying preferences and habits in an effort to increase repeat purchases by existing customers. We intend to maximize the value of this information by delivering meaningful information and special offers to our customers via e-mail and other means. From inception through September 30, 1999, we had sold virtual calling cards purchased with approximately 47,430 separately identifiable credit cards. Of these separately identifiable credit cards, 20,768 had made more than two repeat purchases, 5,075 had made more than 10, 1,209 had made more than 25, and 250 had made more than 50 repeat purchases.

   Focus on Convenience. We believe the most successful Internet Web sites are those which allow a customer to complete the purchase transaction while connected to the Web site. Our "buy it now, use it now" approach to our product marketing permits the customer to make a purchase and begin using the product within two to three minutes depending on the speed of the customer's Internet connection.

Our Telephone Service Products

   We sell virtual prepaid calling cards over the Internet. They are virtual because we do not issue a physical card. Rather, we electronically issue a personal identification number, or PIN, to the customer when the electronic purchase transaction is completed. Once sold, the virtual calling card can be used immediately to make international and domestic long distance calls. During the nine months ended September 30, 1999, on average, 53.7% of the minutes purchased on our virtual calling cards were used within three days of purchase, 85.5% within 13 days and 94.9% within 31 days. We believe this rapid use and the convenience of our Web site and our "buy it now, use it now" capability fosters repeat purchases and repeat customers.

   Our system functions as follows. A potential customer accesses our Web site follows the prompts to enter the credit card information to purchase the virtual calling card, we verify the credit card within seconds and the confidential PIN and a toll free number is displayed for the customer to record, and the virtual calling card can be used immediately to place a call. The customer information becomes part of our data base for future reference.

   U.S. Access. Our U.S. Access virtual calling cards provide access to our network for calls from the United States to more than 241 countries and territories. When using the U.S. Access virtual calling card for a call from the United States to another country, the customer uses a touch tone telephone to dial a toll free number and enters the PIN and the telephone number the customer seeks to reach. Our enhanced services platform determines the virtual calling card is valid and the number of call minutes remaining on it, based on the rate for the country being called. The platform then completes the call and reduces the available credit balance on the virtual calling card at the conclusion of the call.

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

   World Access. When using the World Access virtual calling card for a call from another country to the United States or from country to country outside the United States, the customer initiates the call through the Internet by accessing our Web site and going to the world access page. On this page, a virtual card is displayed and the customer enters the telephone number where he or she is, the telephone number he or she wants to call and his or her PIN and then "clicks" on the call button. This information is transmitted over the Internet to our platform. The platform determines the virtual calling card is valid and has a sufficient balance and then routes a call to the customer at the number where he or she is. When the customer answers, the platform completes the call by connecting to the number the customer wanted to call. This feature allows customers to make calls from anywhere in the world at our international United States long distance rates using the virtual calling card and Internet access to our Web site and platform.

   In certain countries where we have an Internet gateway, we can e-mail to customers a local telephone number to dial. This number connects to our platform the same as if the toll free number in the United States had been dialed and the process is the same from that point. This feature allows a customer to place a call from that country to the United States or another country with a touch tone telephone and without the need for Internet access to our Web site and platform. These calls are also at our international United States long distance rates.

   Phone Collect. Another service we have recently launched and intend to make available in the second quarter of 2000 is our Phone Collect service. While on our Web site and after going to the Phone Collect page, a customer will be able to enter his or her name and address and we will issue a Phone Collect PIN without charge. The customer will then be able to enter his or her PIN and the telephone number where he or she is and "click" on the call button. This information will be transmitted over the Internet to our platform. Our platform will dial a United States operator service company and route a call to the customer at the number where he or she is. When the customer answers, he or she will have a connection to a United States operator and can place a collect or operator assisted call. We will be paid by the United States operator service company for the call.

   Intelligent Address Book and Calendar. Another new service we have developed and made available on our Web site in the fourth quarter of 1999 is our Intelligent Address Book and Calendar. The Intelligent Address Book and Calendar is an electronic address book with names, telephone numbers and scheduled events which is maintained by us on our secure Web site. This service is a membership club and is interactive so the customer can add and delete names, numbers and events. The Intelligent Address Book and Calendar enables an approved customer to make an international long distance call or PC generated facsimile transmission from any country to any other country at our international United States long distance rates, by simply accessing our Web site and following the prompts to the page for the Intelligent Address Book and Calendar for such customer, selecting the number where the customer is located and then "clicking" the name and number of the person to be called or to whom the facsimile transmission is to be sent. We recently signed strategic alliance agreements with three Internet portals, Mosaic Communications, a Phillipine portal (www.mozcom.com), and India World (www.samachar.com) and Probity Research & Services Pvt Ltd (www.indiainfoline.com), both Indian portals. These agreements call for these portals to promote our Intelligent Address Book and Calendar to their customers and for us to provide the long distance service and the software. We pay a commission to the portals for the business they generate.

   Resale of Virtual Calling Cards. We also buy virtual calling cards processed through other companies' platforms. We buy them at a discount and sell them to our customers on our Web site as our virtual calling cards. We sell these virtual calling cards for calls from the United States to other countries where we have not established our own Internet network and where our negotiated rates with our international long distance carriers are not as favorable. We estimate that approximately 70% of our revenues for the nine months ended September 30, 1999 were generated from these virtual calling cards processed through other companies' platforms. As we increase our infrastructure and negotiate better rates with international carriers, it is expected that the resale of these virtual calling cards will become a less significant part of our total business.

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Our International Networks

   Our Enhanced Services Platform. Our enhanced services platform is a specialized telephone switch. It is connected to our Web site and data base and to our network of outgoing and incoming telephone lines and Internet lines. It sets up all customer account and PIN information when a virtual calling card is purchased and immediately activates the virtual calling card so it can be used at the time of purchase. The platform also accepts and evaluates all calls from virtual calling card holders over the toll free number and over the Internet and confirms the validity of the virtual calling card and remaining balance. We have also programmed into the platform a lowest cost routing matrix. This matrix automatically routes each call over the route most economical to us. This means it will select our international carrier with the lowest rate or the Internet if we have a gateway in the call destination country. We believe our platform can currently support approximately 288 simultaneous calls and over 4 million minutes of traffic per month. Our platform is expandable to carry more traffic by adding additional telephone trunks and line cards. Focusing on the international market, the use of our platform is spread throughout the day as a result of the different world time zones. Many of our calls are routed during night time in Dallas.

   We plan to develop and offer new products and services which may require modifications and enhancements to our platform. For any modification or enhancement, we will either contract with the manufacturer to develop new software or we may develop the software, or a combination of both. In the past, we have experienced delays when we have tried to upgrade our platform. If the software cannot be developed cost effectively, or there will be significant delays, we may elect to abandon a potential product or service in favor of one that can be timely developed on a cost effective basis. There can be no assurance that we can successfully develop the software to enable us to offer new products or services.

   Our Internet Gateway Network. We presently have international gateways operational in Mexico, Indonesia and Sri Lanka, and expect to have gateways operational in India in January. We also have domestic gateways operational at our offices in Dallas and at 60 Hudson Street in New York City. We intend to place Internet gateways in various other countries. Before we place a gateway in another country, we enter into contractual relationships with local persons or entities to operate them. We typically own or lease the gateway or have the right to purchase it and the local person or entity is responsible for procuring local Internet provider connection and local telephone lines and complying with local law. Our contracts with the local person or entity are generally for a one year term and are renewable unless either party declines to renew. We pay the local person or entity a negotiated rate per minute for terminating or originating calls through the gateway. We have also entered into an agreement with another Internet telephony company that will enable us to use their existing Internet gateway network in certain countries until we can place our own gateways in those countries. This agreement allows us additional Internet gateway terminations in 28 countries and traditional leased line terminations in 205 countries.

   Our gateways allow for voice quality transmission through the Internet. The historical poor sound quality of Internet voice transmission is due to the Internet not being created for simultaneous voice traffic. Unlike conventional voice communication circuits, in which the entire circuit is reserved for a call, Internet telephony uses packet switching technology, in which voice data is divided into discrete packets that are transmitted over the Internet. These packets must travel through several routers in order to reach their destination, which may cause misrouting, and delays in transmission and reception. The software in our gateways connect the packet switched data transmitted over the Internet to circuit switched public telephone networks in such a manner that virtually eliminates the delay in transmission normally involved in Internet voice transmission and the resulting pause and echo effect. We also select Internet service providers with Internet connections that permit us to limit the delay between their Internet connections and ours to less than 200 to 400 milliseconds. This also improves the voice quality of our transmissions over the Internet.

   Our Internet gateways enable us to route voice quality calls through our enhanced server platform to and from the country via the public Internet or private intranet networks such as a frame relay network. The cost of these calls is based on the local telephone rates for the country where the gateway is located. They are not based on international or local long distance rates.

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

   Our Leased Lines Network. We also lease international telephone lines to transmit calls. Our lease agreements obligate the carriers to terminate calls routed by us to them at different rates for different countries and territories. With these agreements, we have access to more than 241 countries and territories. Leased capacity is typically obtained on a per-minute basis or point-to-point fiscal cost basis. Our agreements are typically one year agreements with 30-day cancellation rights by either party. Rates are adjusted approximately every 30 days, are based on volume and our rates generally decline as volume increases. We are dependent on these carriers to terminate our calls, and the loss of one or more of them as a source for terminating calls could have a material adverse affect on us. However, we believe there are numerous international long distance carriers that transport calls to the countries we desire to target and we believe we could replace any of the carriers we lost. If the rates of any replacement carrier are higher, or our existing carriers raise their rates, our profit margins would decrease. We also sell to other long distance carriers any excess line capacity we have. Excess line capacity is the remaining capacity on our telephone lines not used by us to terminate our own calls during any given month.

   Our Third Party Contracts. Our success depends, in part, on our ability to continue to lease long distance telephone capacity from third parties at economic rates to serve the foreign countries we target. It also depends, in part, on our ability to maintain our contractual relationships with local terminating parties in those countries where we have Internet gateways. If we lose our leases or contracts or if these parties are unable to provide these services, we believe we could replace them. However, it would cause a disruption of our business until they are replaced. Also, any replacement leases or contracts may not be at rates or on terms as favorable to us.

Credit Card Processing Arrangements


   All sales of our virtual calling cards are made over the Internet through credit card purchases. We use credit card processing companies to verify credit cards. These companies are connected to our platform and data base and verification or denial is usually accomplished within seconds. We pay these processing companies a percentage of sales as their fee. Until May 1999, our former credit card processing company restricted the amount of credit card purchases that could be made from us per month. That company also would not allow purchases with non United States issued credit cards. These restrictions prevented us from increasing our sales as rapidly as desired. In May 1999, we began processing with a new processing company which sets no limit on our monthly credit card sales and agreed to accept purchases with non United States issued credit cards. These changes will allow us to aggressively seek to increase our sales, and will open our market for non United States purchased virtual calling cards. We plan to use a portion of the proceeds of this offering to further increase our allowed base for credit card sales by increasing the deposits we maintain with our processing companies. We believe these developments may have a positive effect on sales in the near-term.

Sales and Marketing

   We have developed a marketing strategy based on increasing customer traffic to our Web site and strengthening our brand name.

   Internet Advertising. We have taken a selective approach in our advertising strategy. We attempt to maximize the return from promotional expenditures by choosing advertising media based on the cost relative to the likely audience and ability to generate increased traffic for our Web site. We identify a country and customer group to whom we desire to market our virtual calling cards.

   We place advertisements on various Web sites frequently visited by this customer group in the United States and abroad. These advertisements usually take the form of banner ads that encourage readers to click through directly to our Web site.

   We also advertise on Internet portals, and have recently entered into strategic alliances with three Internet portals. An Internet portal is a super Web site with search engines and multiple services available to site visitors. We believe that placing banner advertising on these and other portals may significantly increase our targeted exposure to prospective customers and increase our name identity.

   Customer Electronic Mail Broadcasts. We actively market to our base of customers through e-mail broadcasts. All new virtual calling card purchasers are automatically added to our electronic mailing list, which consists of over 52,730 prior purchasers and Internet customers of our local Internet service providers in other countries. We currently send more than 25,000 e-mail messages each month announcing new rates, new countries, new products and new features.

   Electronic Mail to Select Mailing Lists. We also plan to deliver e-mail broadcasts to certain select mailing lists from time to time announcing pertinent information, including the addition of a new country, new products and rates.

   Other Methods. We will continually review other potential cost-effective methods of advertising and marketing our products and services through the Internet. Such methods may include the use of an affiliate program, chat rooms, video e-mail and other methods.

Customer Support and Service

   We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat purchases is dependent, in part, on the strength of our customer support and service operations and staff. Our customer support and service personnel are available from 9:00 a.m. to 5:00 p.m. Central Time, five days a week to provide assistance via e-mail or telephone. They are responsible for handling all customer inquiries.

   We provide pre- and post-sales support via both e-mail and telephone service during business hours. If a customer has encountered a problem in ordering or using our products, our customer service department will take the call, or the e-mail, and respond immediately. If the virtual calling card is from our own inventory and operates on our enhanced services platform, problems can be resolved immediately and usually within one business day. For virtual calling cards that we sell as a reseller, directing traffic through someone else's switch, we are able to respond to the customer immediately but resolution of the matter may take two or more business days.

   Our Web site has been designed around industry standard architectures to reduce downtime in the event of outages or catastrophic occurrences. Our Web site provides 24 hour a day, seven day a week availability. Our Web site operations staff consists of systems administrators who manage, monitor and operate our Web site. The continued uninterrupted operation of our Web site is essential to our business, and it is the job of the site operations staff to ensure, to the greatest extent possible, the reliability of our Web site. We provide our own connection to the Internet through MCI Worldcom/UUNET's backbone and through SAVVIS's backbone. We believe that these telecommunications and Internet service facilities are essential to our operation and we anticipate upgrading these facilities as volume and demand for our services grow.

Technology

   We use a combination of our own proprietary software applications and commercially available licensed technology to conduct our Internet and telephone routing operations.

   Proprietary Technology. We have developed proprietary customer software which permits a customer to purchase a virtual calling card on our Web site using a credit card and to have the virtual calling card delivered while on our Web site. We have also developed proprietary customer software to allow our world access virtual calling cards and phone collect PINs to initiate calls through regular telephone lines using our Web site and enhanced services platform, and we have developed various proprietary credit and fraud management applications which aid us in checking credit and limiting fraudulent transactions.

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

   Our engineering staff consists of three software development engineers and consultants. We historically have developed and expect to continue to develop proprietary software internally. Our engineering strategy focuses on the development of our Web site, which includes the enhancement of features and functionality of our existing software components, the development of additional new software components, and the integration of off-the-shelf components into our systems.

   Commercially Available Licensed Technology. Our strategy has also been to license commercially available technology whenever possible rather than seek a custom-made or internally-developed solution. We believe that this strategy enables us to reduce our operating costs and to respond to changing demands due to growth and technological shifts. This strategy also allows us to focus our development efforts on creating and enhancing the specialized, proprietary software applications that are unique to our business. Listed below are some of our key architectural components:

  . High speed links to the Internet through MCI Worldcom/UUNET's and SAVVIS's backbones;

  . Dell 2300 and 4300 Servers for Web and data base application running Windows NT and Oracle;

  . Microsoft Internet Information Server 4.0 has been chosen for its ability to secure sensitive customer information through SSL encryption; and

  . Oracle 8i and Microsoft SQL Server 7.0 are the relational database providers. All customer names and addresses, PINs, number of purchases and call records are stored within these data bases.

Government Regulation

   Regulation of the Internet. The United States Congress and the Federal courts have taken actions that, in some cases impose some forms of regulation on the Internet, and in other cases protect the Internet from regulation. For example, Congress has recently adopted legislation that regulates certain aspects of the Internet. This includes restrictions on some forms of content. These regulations have had mixed success in the Federal courts. The Supreme Court has struck down some restrictions on indecent content, but has upheld other restrictions on harassing Internet messages. Conversely, Congress last year passed legislation that imposes a moratorium on the imposition of new taxes on internet transactions for three years. At the same time, numerous new bills have been proposed that would further regulate various aspects of Internet commerce, and ensure the continued deregulation of others. It is impossible to say at this time whether and to what extent the Internet may ultimately be regulated by the United States government.

   The European Union has also enacted several directives relating to the Internet, one of which addresses online commerce. As with the United States Congress, the European Union, and the governments of individual foreign countries, are actively considering proposed legislation that could result in new regulations on the Internet. Increased regulation of the Internet may decrease its growth, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies. As a result, these laws do not contemplate or address the unique issues of the Internet and related technologies.

   Potential Regulation of Internet Telephony. To our knowledge, there are currently no domestic and few international laws or regulations that prohibit the transmission of voice communications over the Internet. If Congress, the FCC, state regulatory agencies or governments of other countries impose substantial regulations relating to Internet telephony, the growth of our business could be adversely affected. In the United States, several efforts have been made to enact federal legislation that would either regulate or exempt from regulation telecommunication services provided over the Internet. State public utility commissions may also attempt to regulate the provision of intrastate Internet telephony services. In late 1998 and early 1999, however, the FCC issued two decisions that suggest that all transmissions over the Internet may be jurisdictionally interstate, and these decisions may restrict the ability of state public utility commissions to regulate Internet telephony. Internationally, a number of countries that currently prohibit competition in the provision of voice telephony have also prohibited Internet telephony. Other countries permit but regulate Internet telephony.

   On April 10, 1998, the FCC issued a Report to Congress concerning its implementation of the universal service provisions of the Telecommunications Act. In the Report, the FCC indicated that it would examine the question of whether any forms of "phone-to-phone" Internet Protocol telephony are information services, which are unregulated, or telecommunications services, which are fully regulated. The Report noted that the FCC did not have, as of the date of the Report, an adequate record on which to make any definitive pronouncements. The FCC did, however, note that the record before it suggested that some forms of phone-to-phone Internet telephony appear to have the same functionality as non-Internet Protocol telecommunications services.

   While the FCC found that it needed a more complete record to establish new rules, it tentatively concluded that providers of phone-to-phone Internet telephony services should be treated like other providers of telephone service. This means that they should be required to make payments into Federal universal service subsidy programs. To date, the FCC has taken no further action, and has not imposed this obligation on Internet telephony providers. It may do so at some time in the future, however, and such a decision could have a material adverse effect on our business, increasing our costs, and the price at which we can offer our Internet telephony services.

   Regulation of Leased Lines and Carriers. When we lease long distance telephone capacity from third-party carriers, we rely on them to comply with local laws and regulations. We have no control over the manner in which these companies operate in these countries. Foreign regulatory, judicial, legislative or political entities may raise issues regarding the compliance of these companies with local laws or regulations, or limit their ability to carry our calls.

   State Laws. Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues could reduce demand for our services or increase the cost of doing business. In addition, because our services are accessible worldwide, and we facilitate the sale of goods to users worldwide, other jurisdictions may claim that we are required to comply with their laws. We are qualified to do business in Delaware and Texas only, and failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, financial condition and operating results.

   Sales Taxes. We do not currently collect sales or other similar taxes for virtual calling cards or other services sold through our Web site, other than for virtual calling cards sold to Texas residents. However, one or more states may seek to impose sales tax or similar collection obligations on out-of-state companies, such as ours, which engage in Internet commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of online commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the sale of virtual calling cards or services on our system could have a material adverse effect on our operations.

   Legislation imposing a moratorium on the ability of states to impose taxes on Internet-based transactions was passed by the United States Congress last year. The tax moratorium will be in effect only for three years. The same legislation that imposed the moratorium also established an Advisory Commission to consider methods by which states could impose sales taxes on Internet transactions. If the moratorium expires at the end of its three-year term, there can be no assurance that the moratorium will be renewed at the end of such period.

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

Failure to renew the moratorium could allow various states to impose taxes on Internet-based commerce. The imposition of such taxes could have a material adverse effect on our business, financial condition and operating results.

Competition

   With respect to prepaid calling cards, we compete with many of the largest telecommunications providers, including AT&T, MCI WorldCom, Cable & Wireless and Sprint. These companies are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than we do. We also compete with smaller, emerging carriers in the prepaid calling card market, including Destia Communications, Inc., RSL Communications, IDT Corp., Pacific Gateway Exchange, Inc., FaciliCom International, LLC and PRIMUS Telecommunications Group, Incorporated. We may also compete with large operators in other countries. These companies may have larger, more established customer bases and other competitive advantages. Deregulation in other countries could also result in significant rate reductions. We believe that additional competitors will be attracted to the prepaid card market. These competitors include Internet-based service providers and other telecommunications companies. Competition from existing or new competitors could substantially reduce our revenues from the sale of these cards. A general decrease in telecommunication rates charged by international long distance carriers could also have a negative effect on our operations.

   An increasing number of large, well-capitalized companies are entering the market for Internet telephony products and services. As a result, we may not be able to compete effectively with our competitors in this market, or to increase our customer base. Various major long distance providers, including AT&T, Bell Atlantic Corporation and Deutsche Telekom AG, as well as other major companies, including Motorola, Inc., Intel Corporation and Netscape Communications Corporation, have all entered or plan to enter the Internet telephony market, in some cases by investing in companies engaged in the development of Internet telephony products. Our competitors also include a number of companies that have introduced services that make Internet telephony solutions available to businesses and consumers. Net2Phone, Delta Three, ITXC Corp., iBasis, Inc. and OzEmail Limited, which was recently acquired by MCI WorldCom, provide a range of Internet telephony services to consumers and businesses that are similar to the ones we offer. Several companies, including industry leaders, including AT&T, Sprint and Qwest Communications, have announced their intention to offer these services on a wider basis in both the United States and internationally.

   In addition, we compete in the market for Internet telephony services with companies that produce software and other computer equipment that may be installed on a user's computer to permit voice communications over the Internet. Current Internet telephony products include VocalTec Communications, Ltd.'s Internet Phone, QuarterDeck Corporation's WebPhone and Microsoft's NetMeeting. Also, a number of large companies, including Cisco Systems, Inc., Lucent Technologies, Inc., Northern Telecom Limited, Nuera Communications and Dialogic Corp. offer or plan to offer server-based Internet telephony products. These products are expected to allow communications over the Internet between parties using a multimedia PC and a telephone and between two parties using telephones.

   We believe that the principal competitive factors affecting our market in no particular order are:

  .  price and rates;

  .  quality of transmission;

  .  product accessability and ease of use;

  .  customer service;

  .  brand recognition;

  .  Web site convenience and accessibility;

  .  targeted marketing directly to probable users of the services;

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

  .  quality of search tools; and

  .  system reliability.

   Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. We cannot assure you that we will be able to compete successfully against current and future competitors. As a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions that could have a material adverse effect on our business, financial condition and operating results.

   New technologies and the expansion of existing technologies may increase competitive pressures by enabling our competitors to offer lower-cost services. Certain Web-based applications that direct Internet traffic to other Web sites may channel users to services that compete with us. In addition, companies that control access to transactions through network access or Web browsers could promote our competitors or charge us substantial fees for inclusion. The occurrence of any of these events could have a material adverse effect on our business, financial condition and operating results.

Intellectual Property and Other Proprietary Rights

   Our success depends in part upon our ability to protect our proprietary technology and other intellectual property rights. We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We protect our proprietary software through United States copyright laws, and the source code for our proprietary software is protected under trade secret laws. In December 1996, we applied to the United States Patent and Trademark Office to register the trademarks: "WorldQuest" and "WorldQuest Networks." In April 1999, the Patent and Trademark Office granted us a notice of allowance for "WorldQuest" for communication services, both voice and facsimile transmissions. All that is required for us to receive a registered trademark for "WorldQuest" is to file an affidavit of use with the Patent and Trademark Office, which was filed in September 1999. In October 1997, the Patent and Trademark Office issued a notice of publication regarding our application to register "WorldQuest Networks" as a trademark. In response to that notice, Qwest Communications filed a notice of opposition in September 1998, which is currently pending before the Patent and Trademark Office, and currently scheduled for submission and determination of a ruling in September 2000. If we do not prevail, we will not be able to obtain a registered trademark for "WorldQuest Networks" and we could be required to stop using the name or pay a fee to Qwest for permission to use it. Any trademark may be challenged for a period of six years after its registration date. Thus, we could also face a cancellation proceeding with the Patent and Trademark Office relating to our trademark for "WorldQuest." Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online, and thus, the steps that we take may be inadequate to protect our rights. We cannot assure you that we will be issued any of these trademarks and may find that such marks are unavailable.

   We currently hold various Internet domain names relating to our operations, including "wqn.com," "creditcardphone.com" and "phonecollect.com." Governmental agencies and their designees are responsible for regulating the acquisition and maintenance of domain names. For example, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" generic top-level domains in the United States. The regulation of domain names in the United States and other countries may change in the near future. Such changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

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

   We have entered into confidentiality and assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business. We do this in order to limit access to and disclosure of our proprietary information. These agreements are designed to make it clear that we own any technology developed by our employees and contractors during their engagement by us and to protect us against unauthorized disclosure of our proprietary information. We cannot assure you that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient. To date, we have not actively policed unauthorized use of our technology. This is because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.

   In the future, we may license certain of our proprietary rights to third parties. While we will attempt to ensure that the quality of the WorldQuest Networks' brand is maintained by such licensees, we cannot assure you that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, and have a material adverse effect on our business, financial condition and operating results. We also rely on certain technologies that we license from third parties. These may include suppliers of key database technology, enhanced services platforms, gateway server platforms, operating systems and specific hardware components for our service. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect our business, financial condition and operating results.

   On July 9, 1999, we filed a patent application with the United States Patent and Trademark office for the architecture of certain of our software applications. These applications allow customers to Web initiate calls using our world access virtual calling cards and to Web initiate collect calls using our phone collect product.

Employees

   As of October 31, 1999, we had 16 full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

   Our future performance depends in significant part upon the continued service of our key technical and senior management personnel, none of whom are bound by an employee agreement requiring service for any defined period of time. The loss of services of one or more of our key employees could have a material adverse effect on our business, financial condition and operating results. Our future success also depends in part upon our continued ability to attract, hire, train and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that we can retain our key personnel in the future.

Facilities

   Our executive offices are presently located in Dallas, Texas, where we lease approximately 3,300 square feet under a lease at a monthly rental of approximately $5,300. The lease expires January 31, 2002. We believe our space is adequate for our current needs. As we expand, we expect that suitable additional space will be available on commercially reasonable terms, although no assurance can be made in this regard. We also believe our property is adequately covered by insurance.

Legal Proceedings

   We occasionally become involved in litigation arising out of the normal course of business. There are no material pending legal proceedings against us.

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

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth the name, age as of December 15, 1999, and position of all of our directors and executive officers:

Directors and Executive
Officers                  Age Position
-----------------------   --- --------
B. Michael Adler........   52 Chairman of the Board and Chief Executive Officer
Michael R. Lanham.......   46 Director, President, Chief Operating Officer and Secretary
E. Denton Jones.........   48 Director
Hugh E. Humphrey, Jr. ..   74 Director
Nabil N. El-Hage........   41 Director
Mark C. Levy............   46 Chief Financial Officer and Treasurer

   B. Michael Adler is the founder of WorldQuest Networks and has been our Chairman of the Board and Chief Executive Officer since our inception in 1996. Mr. Adler is a director of Intellicall, Inc., a publicly traded manufacturer of pay phones and call processing equipment (American Stock Exchange symbol "ICL"). Mr. Adler founded Intellicall in 1984 and served as Chairman or Vice Chairman of the Board from its inception until November 1993. For approximately the last five years until July 1999, Mr. Adler was the Chairman of the Board of The Payphone Company Limited, a company that installed and owns a wireless pay phone network in Sri Lanka. For approximately the last four years, he has been the Chief Executive Officer of Eagle Venture Capital, LLC, a Delaware limited liability company, formerly known as WorldQuest Networks, LLC.

   Michael R. Lanham joined WorldQuest Networks in December 1998 as a director and the President and Chief Operating Officer. Mr. Lanham was the acting Chief Financial Officer from December 1998 until July 19, 1999. From June 1997 to December 1998, he provided management consulting services to Stratton Voice and Data, a telephone and data integration company. Mr. Lanham was a member of the founding group of MultiTechnology Services Corporation, a competitive local exchange carrier, and served as Chief Executive Officer from May 1991 until June 1997.

   E. Denton Jones has been Chairman of the Board and Chief Executive Officer of New York City Telecommunications Company, Inc., a privately held telecommunications company, since he co-founded it in June 1993. Mr. Jones has been involved in the telecommunications industry since 1984 and owned or operated several privately held telecommunications companies during that time prior to co-founding New York City Telecommunications. These companies were Altus Communications, Inc., MSC Services, Inc., MSC National, Inc. and NYLT, Inc. (which was formerly known as New York Local Telephone, Inc.). He has been a director of WorldQuest Networks since July 1999.

   Hugh E. Humphrey, Jr. has been President, Chief Executive Officer and Chairman of the Board of Algiers Bancorp, Inc., a publicly traded savings and loan holding company based in New Orleans, Louisiana (trading symbol "ALGC"), since 1996 and has been President since 1996 and Chief Executive Officer since 1984 of Algiers Homestead Association, the subsidiary of Algiers Bancorp, Inc. He has been a director of WorldQuest Networks since 1996.

   Nabil N. El-Hage has been Chairman of the Board, President and Chief Executive Officer of Jeepers! Inc., an owner and operator of 29 family-oriented indoor amusement facilities throughout the United States, since January 1995. From December 1993 to December 1994, Mr. El-Hage was associated with Advent International Corporation, a private equity investment firm in Boston, Massachusetts. He has been a director of WorldQuest Networks since December 1999.

   Mark C. Levy joined WorldQuest Networks in July 1999 as the Chief Financial Officer and Treasurer. For the past five years before joining us, he was engaged in financial management consulting services from

September 1998 until July 1999 for his own firm, Levy & Associates, was Vice President and Controller from August 1996 until August 1998 of Darling International, Inc., a recycling company, Vice President and Controller from April 1995 until August 1996 of Staffing Resources, Inc., a staffing services and consulting company, and Vice President Financial Services from March 1993 until April 1995 of MBNA Information Services, Inc., a credit card processing company.

Board of Directors

   Our Board of Directors currently has five members. Directors are elected annually to serve until the next annual meeting of stockholders and until their successors are elected and qualified, unless the Board is divided into classes. Our Bylaws provide that the Board of Directors may be divided into three classes, as nearly equal in number as possible, if approved by a majority of the Board. If divided into classes, Class I Directors would serve until the next annual meeting of stockholders and thereafter for terms of three years until their successors have been elected and qualified; Class II Directors would serve until the second succeeding annual meeting of stockholders and thereafter for terms of three years until their successors have been elected and qualified; and Class III Directors would serve until the third succeeding annual meeting of stockholders and thereafter for terms of three years until their successors have been elected and qualified.

   Our Bylaws also provide that Directors may only be removed from office for cause and only by the affirmative vote of holders of 67% or more of the voting stock. Cause is defined exclusively to mean conviction of a felony, proof beyond a reasonable doubt of the gross negligence or willful misconduct of a director which is materially detrimental to the company or proof beyond a reasonable doubt of a breach of fiduciary duty by a director which is materially detrimental to the company.

 Board of Directors Compensation

   We intend to pay our non-employee directors annual compensation of $20,000 for their services. In addition, non-employee directors will receive a fee of $1,000 for each meeting attended. Non-employee directors attending any committee meeting will receive an additional fee of $1,000 for each committee meeting attended, unless the committee meeting is held on the day of a meeting of the Board of Directors, in which case they will receive no additional compensation for attending the committee meeting. Non-employee directors will also be reimbursed for reasonable costs and expenses incurred for attending any director or committee meetings. Our officers who are directors will not be paid any directors fees. Prior to commencement of this offering, we granted options to purchase shares of common stock under our Stock Option Plan to four of our directors, and the fifth director was granted options to purchase shares of common stock under the Stock Option Plan concurrently with this offering.

 Board of Directors Committees

   Our Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee is comprised of Hugh E. Humphrey, Jr., Nabil N. El-Hage and
E. Denton Jones and is responsible for making recommendations concerning the engagement of independent certified public accountants, approving professional services provided by the independent certified public accountants and reviewing the adequacy of our internal accounting controls. The Compensation Committee is comprised of B. Michael Adler, Nabil N. El-Hage and E. Denton Jones and is responsible for recommending to the Board of Directors all officer salaries, management incentive programs and bonus payments.

 Limitations on Directors' Liabilities and Indemnification

   Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware statutes relating to unlawful dividends, stock purchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit.
Section 102(b)(7) of the Delaware statutes is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. Our Certificate of Incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by our directors. We believe this provision will assist us in securing the services of qualified directors who are not our employees. Under Delaware law, the directors have fiduciary duties to us that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to us for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities law or state or federal environmental laws. In addition, we intend to maintain liability insurance for, and will enter into indemnification agreements with, our officers and directors. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

   Section 145 of the Delaware statutes permits us to, and the Certificate of Incorporation provides that we shall, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Executive Compensation

 Summary Compensation Table

   The following table sets forth information concerning the annual and long-term compensation earned by our Chief Executive Officer and each executive officer who had an annual salary and bonus during fiscal 1999 exceeding $100,000. We refer to these individuals collectively as the Named Executive Officers.

                                                                    Long Term
                                                                   Compensation
                                            Annual Compensation       Awards
                                         ------------------------- ------------
                                                                    Securities
                                                    Other annual    Underlying
      Name and principal position        Salary($) compensation($)   Options
      ---------------------------        --------- --------------- ------------
B. Michael Adler, Chairman of the Board
 and Chief Executive Officer...........   $35,166        $--           5,000
Michael R. Lanham, President, Chief
 Operating Officer and Secretary.......   125,430         --          10,000

   Commencing November 1999 and continuing through December 2000, B. Michael Adler will receive an annual salary of $175,000. Michael R. Lanham will receive an annual salary of $125,000 through January 2000 and Mark C. Levy will receive an annual salary of $120,000 through October 2000. We do not have employment agreements with any of these officers relating to the payment of their salaries or any other matter. Their salaries will be reviewed by the Compensation Committee annually, who will make recommendations to the Board of Directors for any adjustments. Adjustments will be based on our performance and condition, the officer's performance and such other criteria deemed pertinent by the Compensation Committee. We do not intend to pay these salaries from the proceeds of this offering.

 Option Grants

   The following table provides certain summary information concerning shares of common stock represented by stock options granted to each of the Named Executive Officers during fiscal year 1999.

                                                Percentage of Total
                         Number of Securities    Options Granted to    Exercise Expiration
                          Underlying Options  Employees in Fiscal Year  Price      Date
                         -------------------- ------------------------ -------- ----------
B. Michael Adler........         5,000                  3.3              (1)     10/28/06
Michael R. Lanham.......        10,000                  6.6              (1)     10/28/06

--------
(1) The exercise price is equal to the initial public offering price.

 Fiscal Year-End Option Values

   The following table provides information concerning the shares of stock represented by outstanding stock options held by each of the Named Executive Officers on December 31, 1999.

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                    Options at          in-the-Money Options at
                                 December 31, 1999         December 31, 1999
                             ------------------------- -------------------------
                             Exercisable Unexercisable Exercisable Unexercisable
                             ----------- ------------- ----------- -------------
B. Michael Adler............     5,000       5,000     $   60,000       $--
Michael R. Lanham...........   167,867      10,000      1,623,274        --

   Options for 167,867 shares of common stock granted to Michael R. Lanham vest on the closing of this offering.

   There was no public market for the common stock at December 31, 1999. Accordingly, the values of unexercised in-the-money options have been calculated by determining the difference between the initial public offering price of $13.00 per share and the per share exercise price of the options.

   No options were exercised by the Named Executive Officers during fiscal year 1999.

Stock Options

 1997 Stock Option Plan

   In January 1997, our Board of Directors and stockholders adopted our 1997 Stock Option Plan, which provides for the grant of non-qualified stock options under the Internal Revenue Code. The Plan is administered by our Board of Directors. Options may be granted to our officers, directors and key employees or any future subsidiaries. The exercise price for any option granted under the Plan may not be less than the fair market value of the shares of common stock at the time the option is granted as determined by the Board of Directors in the exercise of their sole and exclusive judgement. The purpose of the Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects us.

   The Plan authorizes the grant of options to purchase an aggregate of up to 500,000 shares of our unissued voting common stock. The number of shares reserved for issuance under the Plan is subject to anti-dilution provisions for stock splits, stock dividends and similar events. If an option granted under the Plan expires or terminates, for any reason, the shares subject to any unexercised portion of such option will again become available for the issuance of further options under the Plan. Unless the Plan is terminated earlier, it terminates 10 years from its effective date. Such termination will have no effect on options previously granted.

   Under the Plan, we may make loans available to stock option holders, subject to our Board's approval, in connection with the exercise of stock options granted under the Plan. If shares of common stock are pledged as collateral for such indebtedness, such shares may be returned to us in satisfaction of such indebtedness.

   The term of each option shall be determined by the Board, but shall not be for more than 10 years from the date the option is granted.

   Options granted under the Plan will become exercisable according to the terms of the grant made by the Board. The Board has discretionary authority to select participants from among eligible persons and to determine at the time an option is granted, the number of shares granted, form of payment, the terms and provisions of the option and when and in what increments shares covered by the option may be purchased. Options may be exercisable either in whole or in part, but not less than 100 shares may be purchased at any one time unless the number purchased is the total number of shares granted by the option.

   The exercise price of any option granted under the Plan is payable in full in cash or in such other consideration as the Board deems appropriate, including shares of common stock of our company valued at fair market value as of the date of exercise of the option. No option may be exercised during the optionee's lifetime unless the optionee is then an employee or consultant of our company or a subsidiary corporation; provided that, in the event the optionee's employment terminates for reasons other than death or disability, the option may be exercised during the three month period following the termination of employment. Thereafter, the option terminates. In the case of disability or death, the Board may extend the option for up to one year. Notwithstanding the foregoing, options granted to directors may be exercisable for a period of up to seven years following the date such director ceases to be one of our directors.

   Options granted under the Plan are not transferable, except in the event of death of the employee. In that event, the option may be exercised at any time within one year after death by the personal representative of the estate.

   The Board may from time to time revise or amend the Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may be made without stockholder approval where there is any increase in the number of shares subject to the Plan (with the exception of adjustments resulting from changes in capitalization), any changes in the designation of the class of participants eligible to receive options under the Plan or any material increase in the benefits accruing to participants under the Plan.

   In the event shares of common stock are changed into or exchanged for stock in another unrelated corporation or are converted to cash pursuant to a plan of merger, liquidation or dissolution as defined in the Plan, all options issued shall be exercisable with respect to all the shares covered thereby.

   Options to acquire 148,164 shares are outstanding under the Plan at an average exercise price per share of $2.88 and additional options to acquire 145,000 shares are outstanding at an exercise price equal to the initial public offering price. Of these amounts, options to acquire 140,000 shares are held by executive officers and directors. Options to acquire 167,867 shares have been granted outside the Plan to our President at an exercise price of $3.33 per share, all of which vest on the closing of this offering. On the effective date of this offering, we granted to Nabil N. El-Hage, one of our directors, options to acquire 10,000 shares of common stock at a per share exercise price equal to the initial public offering price, vesting 100% on the first anniversary of the date of grant.

                              CERTAIN TRANSACTIONS

   Effective at our formation in October 1996, Eagle Venture contributed $1,000 and various tangible and intangible assets to us in exchange for 100% of our outstanding common stock. The assets had a book value of approximately $184,000, which was determined to be the fair value of the assets by B. Michael Adler, our Chairman of the Board, who was also our only director at the time. Mr. Adler also owns 94% of Eagle Venture. The contributed assets had an initial cost to Eagle Venture of approximately $230,000. We also assumed an existing real estate lease from which premises we initially conducted operations. This lease expired in April 1997 and provided for monthly rental payments of approximately $4,000. During the first quarter of 1997, Eagle Venture contributed an additional $316,000 in cash to us as additional equity without requiring any additional shares of common stock to be issued to it.

   We have a credit facility with Eagle Venture to provide loans to us of up to $2.5 million at an annual interest rate of 8%. The outstanding amount owed to Eagle Venture by us at September 30, 1999 was $1.9 million and at December 31, 1998 was $1.7 million. In May 1999, we amended this credit facility to convert $1.1 million to a term loan with interest and principal payable in May 2002. Eagle Venture also agreed at such time to convert $200,000 of the loan into 60,061 shares of our common stock, at a conversion price of $3.33 per share. We also continue to have a $1.4 million line of credit with Eagle Venture, which is payable on demand. If no demand is made, accrued interest on the outstanding line of credit accrues until February 18, 2000, at which time it is payable. Thereafter, accrued interest on the outstanding line of credit is payable monthly until May 2002, when the entire loan is due. Demand for payment of $780,000 of the principal balance of the line of credit has been made effective upon the closing of this offering, and we intend to repay such amount from the proceeds of this offering.

   In December 1998, we entered into a written agreement with WorldQuest Communications, Inc. and Eagle Venture which formalized an earlier oral agreement relating, among other things, to the grant of a license to us and Eagle Venture by WorldQuest Communications of the name "WorldQuest." Pursuant to this agreement, Eagle Venture also acknowledged its prior oral agreement to transfer, and caused the transfer of, 300,000 shares of our common stock owned by it to WorldQuest Communications in consideration of WorldQuest Communications canceling approximately $100,000 owed by Eagle Venture to WorldQuest Communications. As part of this transaction, E. Denton Jones also cancelled $150,000 owed to him by Eagle Venture, which Eagle Venture also had funded to us as equity or as a loan. Mr. Jones, one of our directors, beneficially owns 99% of WorldQuest Communications. Eagle Ventures also contributed to us at our inception the right to use the name "WorldQuest".

   We entered into a Joint Venture Agreement with BDC, LLC, a Nevada limited liability company owned by E. Denton Jones, in April 1999 to fund the installation of one Internet gateway in each of Sri Lanka, Mexico and India. BDC contributed $50,000 to the joint venture and we agreed to be responsible for obtaining the Internet gateways and for installing and operating them. We are entitled to 60% of the profits and losses from the operation of these three gateways and BDC is entitled to 40%. As of September 30, 1999, no payments have accrued to the benefit of, or been paid to, BDC.

   During January 1999 and during 1998 and 1997, Robert M. Adler, Jr., B. Michael Adler's brother, performed sales and marketing consulting services to us relating to our facsimile transmission services. We paid him $5,500 for the nine months ended September 30, 1999, $61,500 during 1998 and $44,000 during 1997 for these consulting services.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 15, 1999, and as adjusted to reflect the sale of the 2,750,000 shares of common stock offered hereby, by:
(1) each of our directors; (2) each of our executive officers; (3) each person known to us to be beneficial owner of more than 5% of the common stock; and (4) all of our directors and executive officers as a group.

   Eagle Venture Capital, LLC is the record and beneficial owner of 2,666,478 of the shares shown in the table below. B. Michael Adler owns a controlling interest in Eagle Venture and is also deemed to beneficially own these shares. The share ownership for Mr. Adler also includes a vested option and an unvested option to purchase 5,000 shares under each option. WorldQuest Communications, Inc. is the record and beneficial owner of the shares reflected below, but
E. Denton Jones beneficially owns 99% of the outstanding capital stock of WorldQuest Communications, Inc. and is also deemed to beneficially own these shares. The ownership for Mr. Jones also reflects an unvested option to purchase 10,000 shares. Michael R. Lanham beneficially owns options to purchase 167,867 shares, which vest on the closing of this offering, and an unvested option to purchase 10,000 shares. Mark C. Levy beneficially owns options to purchase 100,000 shares granted effective July 19, 1999, which vest 20%, 30% and 50% on the first, second and third anniversaries of the date of grant. Hugh
E. Humphrey, Jr. owns a vested option and an unvested option to purchase 5,000 shares under each option. Nabil N. El-Hage owns an unvested option to purchase 10,000 shares.

                                                       Percentage of shares owned
                                                     -------------------------------
Name and address of       Shares beneficially           Before the        After the
beneficial owner                 owned                   offering          offering
-------------------       -------------------        -------------     -------------
B. Michael Adler........       2,676,478                  83.5%            44.9%
 16990 Dallas Parkway,
  Suite 220
 Dallas, Texas 75248
E. Denton Jones.........         370,000                  11.5              6.2
 The Claridge, Suite 18D
 3510 Turtle Creek Blvd.
 Dallas, Texas 75219
Michael R. Lanham.......         177,867                   5.3              2.9
 16990 Dallas Parkway,
  Suite 220
 Dallas, Texas 75248
Mark C. Levy............         100,000                   3.0              1.7
 16990 Dallas Parkway,
  Suite 220
 Dallas, Texas 75248
Hugh E. Humphrey, Jr. ..          10,000                     *               *
 No. 1 Westbank
  Expressway
 New Orleans, Louisiana
  70174
Nabil N. El-Hage........          10,000                     *               *
 60 Hickory Drive
 Waltham, Massachusetts
  02451
All directors and
 executive officers
 as a group (6
 persons)...............       3,344,345                  95.1             53.4

--------
*Less than 1%

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50 million shares of common stock and 10 million of preferred stock. After giving effect to this offering, there will be 5,946,699 shares of common stock outstanding and no shares of preferred stock outstanding. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   Holders of common stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of common stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of common stock share ratably in our assets available for distribution to our stockholders, subject to the preferential rights of any then-outstanding shares of preferred stock. No shares of preferred stock will be outstanding immediately following the consummation of this offering. Holders of common stock have no preemptive, subscription, redemption, conversion rights or any right of first refusal. All shares of common stock outstanding upon the effective date of this prospectus, and the shares offered hereby will, upon issuance and sale, be fully paid and nonassessable.

Preferred Stock

   The Board of Directors has the authority, without further action by the stockholders, to issue up to 10 million shares of preferred stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be superior to the rights of the common stock. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control without any further action by the stockholders including, but not limited to, a tender offer to purchase common stock at a premium over then current market prices. We have no present plan to issue any additional shares of preferred stock.

Convertible Notes, Warrants and Options

   In December 1999, we raised $1.9 million through the private placement of units consisting of promissory notes and common stock purchase warrants. The $1.9 million in notes are unsecured subordinated convertible promissory notes. The notes will mature and become immediately due and payable upon the earlier to occur of the closing of this offering or December 31, 2000. In the event that the principal under the notes is not paid in full within five days of the maturity date, an interest rate on the outstanding principal will be imposed equivalent to the lesser of 15% or the maximum amount permitted by law. The notes otherwise bear interest at a rate of 8% per annum. In the event that the principal and accrued but unpaid interest are not repaid in full by June 30, 2001, the holder may exchange each $4.50 of principal and accrued but unpaid interest outstanding under the notes at the date of conversion for one share of common stock. At the date of such exchange, the notes will be canceled.

   At November 30, 1999, we had outstanding warrants and options to purchase up to 317,031 shares of common stock at an average weighted exercise price of $3.12 per share and outstanding options to purchase 225,000 shares at an exercise price equal to the initial public offering price. We also granted an option to a director for 10,000 shares on the effective date of this offering at an exercise price equal to the initial public offering price. All of such options and warrants are subject to 180 day lock-up agreements with the underwriters. All of such warrants and options expire between 2003 and February 2007. During December 1999, we granted warrants to purchase up to 323,000 shares of common stock, at an exercise price of $6.00 per share, as part of the units which included the notes referenced above; and we entered into a consulting agreement relating to the development of strategic relationships with Internet portals pursuant to which we agreed to grant an option to purchase 50,000 shares of common stock, at an exercise price of $6.00 per share, for each relationship established, up to a maximum of 250,000 shares. All of these warrants, and any such options granted, expire five years from the date of grant. The 323,000 shares issuable upon exercise of these warrants are subject to a one year lock-up agreement with the underwriters. The fair value of the warrants of $1.5 million will be recognized as additional interest expense over the term of the promissory notes.

   We will also grant the representatives of the underwriters a warrant to purchase 275,000 shares of common stock for an exercise price per share equal to 155% of the initial public offering price at any time during the five years following closing of this offering commencing one year after the closing of this offering.

Registration Rights

   We have entered into a registration rights agreement with the purchasers of units in the private placement closed in December 1999 granting to them, effective following the closing of this offering and subject to a one year lock-up agreement, unlimited rights to register shares of common stock held by them in the event that we register any additional shares of our common stock, subject to certain limitations and exceptions. This registration rights agreement also provides that purchasers holding in excess of 50% of the shares of common stock underlying the warrants issued in the private placement have the right to demand registration twice at any time after the 12th calendar month following the closing of this offering, subject to certain limitations and exceptions. We have agreed to pay the registration expenses (except for underwriting discounts and commissions) of any of these registrations, except the second demand registration. None of the shares held by these purchasers are being sold pursuant to this prospectus. In addition, we will endeavor to register, or file a post-effective amendment to this registration statement to register shares of common stock underlying a warrant granted to the representatives of the underwriters in connection with this offering. See "Underwriting" for a more complete description of the representatives' warrant.

   Following the closing of this offering and subject to a 180 day lock-up agreement, we have also agreed to allow a consultant to include up to 250,000 shares in any registered offering of our common stock, subject to certain limitations and exceptions. No shares held by this consultant are being sold pursuant to this prospectus.

Anti-takeover Effects of Provisions of the Company's Charter and Bylaws

   Our Bylaws provide that the Board of Directors may be divided into three classes. If the Board is divided into classes, Class I Directors would serve until the next annual meeting of stockholders and thereafter for terms of three years and until their successors have been duly elected and qualified; Class II Directors would serve until the second succeeding annual meeting of stockholders and thereafter for terms of three years and until their successors have been elected and qualified; and Class III Directors would serve until the third succeeding annual meeting of stockholders and thereafter for terms of three years and until their successors have been elected and qualified. Stockholders have no cumulative voting rights and stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors. The Bylaws provide that a special meeting of the stockholders may only be called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or stockholders owning not less than 67% of our voting stock. Our Bylaws provide that Directors may be removed from office only for cause and only by the affirmative vote of stockholders owning 67% of our outstanding voting stock. Cause is exclusively defined to mean conviction of a felony, proof beyond a reasonable doubt of the gross negligence or willful misconduct of a director which is materially detrimental to the company or proof beyond a reasonable doubt of a breach of fiduciary duty by a director which is materially detrimental to the company.

   The classification of the Board of Directors, lack of cumulative voting and restrictions on stockholders' abilities to call special meetings and remove directors makes it more difficult for existing stockholders to replace the Board of Directors as well as for any other party to obtain control of us by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge our officers, these provisions could make it more difficult for existing stockholders or another party to effect a change in management.

   These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of management. They are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of actions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for your shares, which may inhibit fluctuations in the market price of your shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

   Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with an "interested stockholder" (defined generally as a person owning 15% of more of a corporation's outstanding voting stock) for three years following the date such person became an interested stockholder unless
(1) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer), or (3) on or after such date on which such person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock excluding shares owned by the interested stockholders. The restrictions of Section 203 do not apply, among other reasons, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until 12 months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Our Certificate of Incorporation and Bylaws do not currently contain any provisions electing not to be governed by
Section 203 of the Delaware statutes.

   Section 203 of the Delaware statutes may discourage persons from making a tender offer for or acquisitions of substantial amounts of common stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of your common stock that often result from takeover attempts.

Stockholder Proposals for Consideration at Annual Meeting

   Our Bylaws provide that no matter may be brought before the annual meeting of stockholders unless it is contained in our proxy statement delivered to stockholders with regard to such annual meeting. Any stockholder who desires to include a proposal for consideration at any annual meeting must submit such proposal to the Board of Directors in writing, by delivering such notice to the attention of the President at our executive offices, no earlier than January 1 of the year in which such annual meeting will be held and not later than February 15 of the year in which such annual meeting will be held.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

Shares Outstanding and Freely Tradeable Immediately Following this Offering

   Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market could adversely effect prevailing market prices.

   After this offering, we will have outstanding 5,946,699 shares of common stock. Of the outstanding shares, the 2,750,000 shares to be sold in this offering will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act, which shares, if purchased by an affiliate, will be subject to certain of the resale limitations imposed by Rule 144.

   Immediately after this offering, we intend to register 667,867 shares of common stock subject to outstanding options and reserved for issuance under our 1997 Stock Option Plan and the option granted to our President.

Shares Subject to Rule 144

   The remaining 3,196,699 shares of common stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144, 2,606,417 of which will be eligible for sale under Rule 144 upon completion of this offering, subject to the lock-up described below. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including any person who may be deemed an "affiliate," would be entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the shares of our common stock then outstanding (59,466 shares immediately after this offering) or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. A person who is not deemed to have been an "affiliate" at any time during the three months immediately preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume limitation described above.

Lock-Up Agreements

   Each of our company and our executive officers, directors and the holders of an aggregate of 3,196,699 outstanding shares and 875,031 shares covered by outstanding options and warrants have agreed that they will not, without the prior written consent of Kaufman Bros., L.P., on behalf of the underwriters, (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, for a period commencing on the date of this prospectus and continuing to a date 180 days after such date, except that holders of warrants exercisable for 323,000 shares of common stock have agreed that this period shall be for one year after such date; provided, however, that such restrictions do not apply to shares of common stock sold or purchased in this offering or to shares of common stock purchased in the open market following this offering. Kaufman Bros., L.P., on behalf of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, we have agreed that, for a period of 180 days after the date of this prospectus, we will not, without the consent of Kaufman Bros., L.P., make any offering, purchase, sale, or other disposition of any shares of common stock or other securities convertible into or exchangeable or exercisable for shares of common stock (or agreement for such) except for the grant of options to purchase shares of common stock pursuant to the 1997 Stock Option Plan.

Resale of Shares Underlying Stock Options and Warrants

   In general, under Rule 701 under the Securities Act, any of our employees, directors, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written compensatory agreement is entitled to resell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and are eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, subject to the provisions of the one year lock-up arrangements discussed above.

   The 1997 Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of up to 500,000 shares of the Company's common stock. Options to purchase 303,164 shares are outstanding under the Stock Option Plan, and an additional option for 167,867 shares outside of the Stock Option Plan has been granted to our President. Of these options, 316,031 options have an average weighted option price of $3.12 per share and 155,000 options have an exercise price equal to the initial public offering price. After the expiration of the 180 day lock-up period and subject to certain vesting restrictions, all of the shares issued pursuant to the exercise of these stock options may be resold pursuant to Rule 701. We intend to file a registration statement on Form S-8 covering the shares that have been reserved for issuance under the 1997 Stock Option Plan, permitting the resale of such shares in the public market.

   We have issued additional options and warrants to purchase an aggregate of 80,000 shares of common stock with an exercise price equal to the initial public offering price and 1,000 shares with an exercise price of $3.33 per share. The shares of common stock that are issued pursuant to these options and warrants generally must be held for a minimum of one year from the date of exercise prior to their resale.

   In the private placement of $1.9 million of notes and common stock purchase warrants closed in December 1999, we granted warrants to purchase up to 323,000 shares of common stock. After expiration of the one year lock-up period, and assuming that the underwriters do not release the holder from the lock-up agreement, the holder will be permitted to sell, within any three month period, a number of shares of common stock that does not exceed the greater of one percent of the number of shares of our common stock then outstanding or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission, pursuant to Rule 144.

   If options to purchase up to 250,000 shares of common stock are granted to the consultant we have retained to assist us in establishing strategic relationships with Internet portals, after expiration of the 180 day lock-up agreement, and assuming that the underwriters do not release the consultant from the lock-up agreement, the consultant will be permitted to sell, within any three month period, a number of shares of common stock that does not exceed the greater of one percent of the number of shares of our common stock then outstanding or the average weekly trading volume in our common stock during the four calendar weeks preceding the date in which notice of the sale is filed with the Commission, pursuant to Rule 144.

Registration Rights

   We have entered into a registration rights agreement with the purchasers of units in the private placement closed in December 1999 granting to them, effective following the closing of this offering and subject to a one year lock-up agreement, unlimited rights to register shares of common stock held by them in the event that we register any additional shares of our common stock, subject to certain limitations and exceptions. This registration rights agreement also provides that purchasers holding in excess of 50% of the shares of common stock underlying the warrants issued in the private placement have the right to demand registration twice at any time after the 12th calendar month following the closing of this offering, subject to certain limitations and exceptions. We have agreed to pay the registration expenses (except for underwriting discounts and commissions) of any of these registrations, except the second demand registration. None of the shares held by these purchasers are being sold pursuant to this prospectus. In addition, we will endeavor to register, or file a post-effective amendment to this registration statement to register shares of common stock underlying a warrant to be granted to the representatives of the underwriters in connection with this offering.

   Following the closing of this offering and subject to a 180 day lock-up agreement, we have also agreed to allow a consultant to include up to 250,000 shares in any registered offering of our common stock, subject to certain limitations and exceptions. No shares held by this consultant are being sold pursuant to this prospectus.

Effect of Substantial Sales on Market Price of Common Stock

   We are unable to estimate the number of shares that may be sold in the future by existing security holders, or the effect, if any, that such sales will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the prospect of such sales, could adversely affect the market price of our common stock.

                                  UNDERWRITING

   Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below, for which Kaufman Bros., L.P., John G. Kinnard and Company Incorporated and WestPark Capital, Inc. are acting as representatives, have agreed to purchase from our company the respective number of shares of common stock set forth opposite each underwriter's name.

Underwriter                                                     Number of Shares
-----------                                                     ----------------
Kaufman Bros., L.P.  ..........................................    1,010,000
John G. Kinnard and Company Incorporated.......................    1,010,000
WestPark Capital, Inc. ........................................      305,000
Banc of America Securities LLC.................................       50,000
Donaldson, Lufkin & Jenrette Securities Corporation............       50,000
ING Barings LLC................................................       50,000
PaineWebber Incorporated.......................................       50,000
SG Cowen Securities Corporation................................       50,000
Fahnestock & Co., Inc. ........................................       25,000
Jefferies & Company, Inc. .....................................       25,000
Pacific Crest Securities Inc. .................................       25,000
Scott & Stringfellow, Inc. ....................................       25,000
Southwest Securities, Inc. ....................................       25,000
C.E. Unterberg, Towbin ........................................       25,000
First Security Van Kasper, Inc. ...............................       25,000
                                                                   ---------
    Total......................................................    2,750,000
                                                                   =========

   The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent, including the absence of any material adverse change in WorldQuest Networks' business and the receipt of certain certificates, opinions and letters from WorldQuest Networks, its counsel and independent auditors. The nature of the underwriters' obligations is that they are obligated to purchase and pay for all the shares of common stock offered hereby, if any shares are purchased.

   The underwriters propose initially to offer stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.58 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters. The representatives have advised WorldQuest Networks that the underwriters do not expect sales to accounts for which any of the underwriters will exercise discretion as to such sale to exceed five percent of the total number of shares offered hereby.

   At WorldQuest Network's request, the underwriters have reserved up to 275,000 shares of common stock for sale to a major Internet services provider. Any shares purchased by this Internet services provider will be at the initial public offering price and subject to the full underwriting discounts and commissions. There can be no assurance that any of the reserved shares will be purchased. The number of shares available to the public will be reduced to the extent that the Internet services provider purchases the reserved shares. Any reserved shares not purchased by the Internet services provider will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

   Each of WorldQuest Networks, its executive officers, directors and other security holders have agreed that they will not, without the prior written consent of Kaufman Bros., L.P. (which consent may be withheld in its sole discretion) dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing to a date 180 days after such date.

   WorldQuest Networks has granted to the representatives an option, expiring at the close of business on the 45th day after the date of this prospectus, to purchase up to 412,500 additional shares at the initial public offering price, less the underwriting discounts, all as set forth on the cover page of this prospectus. The representatives may exercise such option only to cover over-allotments made in connection with the sale of common stock in this offering.

   The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

   Upon completion of this offering, WorldQuest Networks will sell to the representatives for $1 a warrant to purchase 275,000 shares of common stock. The representatives' warrant will become exercisable one year after the effective date of this offering at a per share exercise price equal to 155% of the initial public offering price and will expire five years from the effective date of this offering. The representatives' warrant and underlying shares of common stock will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus, except to the representatives, underwriters, selling group members and their officers or partners. During the exercise period, holders of the representatives' warrants are entitled to certain demand and incidental rights with respect to the shares of common stock issuable upon exercise of the representatives' warrant. The common stock issuable on exercise of the representatives' warrant is subject to adjustment in certain events to prevent dilution.

   WorldQuest Networks will pay the representatives a nonaccountable expense allowance of 2% of the gross proceeds of the offering, which will include proceeds from the over-allotment option, if exercised. In addition, the company has paid $130,000 of the fees of legal counsel to the underwriters. The representatives' expenses in excess of these legal fees and the nonaccountable expense allowance will be borne by the representatives.

   WorldQuest Networks has agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make regarding these liabilities.

   The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Neither WorldQuest Networks nor the underwriters can predict the effect that the transactions described above may have on the price of the common stock. In addition, neither WorldQuest Networks nor the underwriters represent that the underwriters will engage in such transactions. If commenced, such transactions may be discontinued at any time without notice. It is anticipated that certain of the underwriters will make a market in the common stock on completion of this offering, as permitted by applicable law. The underwriters are not obligated to make a market in the common stock and if they do so may discontinue making a market at any time. There is no assurance an active trading market will ever develop for the common stock.

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between WorldQuest Networks and the representatives. The principal factors considered in determining the initial public offering price will include:

  .  the information set forth in this prospectus and otherwise available;

  . the history and the prospects for the industry in which WorldQuest Networks will compete;

  .  the ability of WorldQuest Networks' management;

  .  the prospects for future earnings of WorldQuest Networks;

  . the present state of WorldQuest Networks development and its current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded stock of generally comparable companies.


                                 LEGAL MATTERS

   Certain matters relating to this offering are being passed upon for us by Glast, Phillips & Murray, a professional corporation, Dallas, Texas. Certain legal matters will be passed upon for the underwriters by Kirkpatrick & Lockhart LLP, Beverly Hills, California. Two members of Glast, Phillips & Murray have options to acquire an aggregate of 10,000 shares of common stock at an exercise price equal to the initial public offering price.

                              INDEPENDENT AUDITORS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and September 30, 1999 and for each of the two years in the period ended December 31, 1998 and for the nine months ended September 30, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

   At your request, we will provide you, without charge, with a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

   WorldQuest Networks, Inc.
   16990 Dallas Parkway, Suite 220
   Dallas, Texas 75248
   Telephone: (972) 818-0460
   Fax: (972) 818-0978

   Our fiscal year ends on December 31. We intend to furnish our stockholders with annual reports containing audited financial statements and other appropriate reports. In addition, we intend to become a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can also request copies of these documents, upon payment of a duplicating fee, by writing the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public on the SEC Internet site at http:\\www.sec.gov.

                           WorldQuest Networks, Inc.

                   Index to Consolidated Financial Statements

                                    Contents

Report of Independent Auditors............................................ F-2
Consolidated Balance Sheets as of December 31, 1998 and September 30,
 1999..................................................................... F-3
Consolidated Statements of Operations for the years ended December 31,
 1997 and 1998 and the nine month periods ended September 30, 1998
 (unaudited) and 1999..................................................... F-4
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for
 the years ended December 31, 1997 and 1998 and the nine month period ended September 30, 1999................................................. F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997 and 1998 and the nine month periods ended September 30, 1998
 (unaudited) and 1999..................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                         Report of Independent Auditors

Board of Directors
WorldQuest Networks, Inc.

   We have audited the accompanying consolidated balance sheets of WorldQuest Networks, Inc., as of December 31, 1998 and September 30, 1999 and the related consolidated statements of operations, consolidated changes in stockholders' equity (deficit), and cash flows for the two years in the period ended December 31, 1998 and the nine months ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WorldQuest Networks, Inc., at December 31, 1998 and September 30, 1999, and the consolidated results of their operations and their cash flows for the two years in the period ended December 31, 1998 and the nine months ended
September 30, 1999 in conformity with generally accepted accounting principles.

                                            /s/ Ernst & Young LLP
December 22, 1999, except for the last paragraph in Note 1 as to which the date is February 1, 2000
Dallas, Texas

                           WORLDQUEST NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                     December 31,  September 30,
                                                         1998          1999
                                                     ------------  -------------
                       ASSETS
Current assets:
  Cash and cash equivalents......................... $    18,833    $   59,419
  Accounts receivable...............................     235,244       140,685
                                                     -----------    ----------
Total current assets................................     254,077       200,104
Property and equipment, net.........................     252,485       591,592
Other assets........................................     740,212       590,554
                                                     -----------    ----------
Total assets........................................ $ 1,246,774    $1,382,250
                                                     ===========    ==========
                    LIABILITIES
Current liabilities:
  Accounts payable.................................. $ 1,234,726    $1,164,266
  Accrued expenses..................................     344,231       355,116
  Deferred revenue..................................      95,965       118,348
  Note payable......................................     100,000       294,814
  Line of credit from principal stockholder.........     638,096       798,226
  Current portion of capital lease obligation.......     107,728       139,224
                                                     -----------    ----------
Total current liabilities...........................   2,520,746     2,869,994
Term loan...........................................   1,100,000     1,100,000
Accrued interest....................................     111,814       177,392
Capital lease obligation............................      29,004        54,186
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, par value $0.01 per share:
  Authorized shares--10,000,000; none issued and
   outstanding at December 31, 1998 and
   September 30, 1999...............................         --            --
  Common stock, par value $.01 per share:
  Authorized shares--50,000,000; issued and
   outstanding shares--3,000,000 at December 31,
   1998 and 3,196,699 at
   September 30, 1999...............................      30,000        31,967
  Additional capital................................   1,265,253     2,093,849
  Accumulated deficit...............................  (3,810,043)   (4,945,138)
                                                     -----------    ----------
Total stockholders' equity (deficit)................  (2,514,790)   (2,819,322)
                                                     -----------    ----------
Total liabilities and stockholders' equity
 (deficit).......................................... $ 1,246,774    $1,382,250
                                                     ===========    ==========

                            See accompanying notes.

                           WORLDQUEST NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
    For the years ended December 31, 1997 and 1998 and the nine months ended
                    September 30, 1998 (unaudited) and 1999

                                 December 31,              September 30,
                            ------------------------  ------------------------
                               1997         1998         1998         1999
                            -----------  -----------  -----------  -----------
                                                      (unaudited)
Retail prepaid calling
 card revenue.............  $       --   $ 1,466,322  $   618,882  $ 3,646,099
Wholesale traffic and
 other....................       51,963      375,117      166,049      363,137
                            -----------  -----------  -----------  -----------
  Total revenue...........       51,963    1,841,439      784,931    4,009,236
Cost of sales.............      227,011    2,005,631      898,776    3,348,593
                            -----------  -----------  -----------  -----------
Gross margin (deficit)....     (175,048)    (164,192)    (113,845)     660,643
Selling, general and
 administrative...........    1,277,383    1,290,131      979,986    1,463,929
Research and development
 costs....................      438,860      186,638      135,627      158,469
                            -----------  -----------  -----------  -----------
Operating loss............   (1,891,291)  (1,640,961)  (1,229,458)    (961,755)
Interest expense..........      (28,265)    (162,466)    (128,226)    (173,340)
Other income..............      155,000       50,000       50,000          --
                            -----------  -----------  -----------  -----------
Loss before income taxes..   (1,764,556)  (1,753,427)  (1,307,684)  (1,135,095)
Income tax benefit........          --           --           --           --
                            -----------  -----------  -----------  -----------
Net loss..................  $(1,764,556) $(1,753,427) $(1,307,684) $(1,135,095)
                            ===========  ===========  ===========  ===========
Weighted-average common
 shares outstanding--basic
 and diluted..............    3,000,000    3,000,000    3,000,000    3,108,638
                            ===========  ===========  ===========  ===========
Net loss per share--basic
 and diluted..............  $     (0.59) $     (0.58) $     (0.44) $     (0.37)
                            ===========  ===========  ===========  ===========


                            See accompanying notes.

                           WORLDQUEST NETWORKS, INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) For the years ended December 31, 1997 and 1998 and the nine months ended
                               September 30, 1999

                           Common    Common
                            Stock    Stock   Additional   Accumulated    Stockholders'
                           Shares    Amount    Capital      Deficit     Equity (Deficit)
                          --------- -------- -----------  ------------  ---------------
Balance at December 31,
 1996...................     10,000 $    100 $   220,692  $   (292,060)  $    (71,268)
  Additional capital
   contribution.........        --       --      316,208           --         316,208
  Stock dividend........  2,990,000   29,900     (29,900)          --             --
  Fair value of services
   provided by
   shareholder..........        --       --      175,000           --         175,000
  Net loss..............        --       --          --     (1,764,556)    (1,764,556)
                          --------- -------- -----------  ------------   ------------
Balance at December 31,
 1997...................  3,000,000   30,000     682,000    (2,056,616)    (1,344,616)
Issuance of stock
 purchase warrants......        --       --      408,253           --         408,253
Fair value of services
 provided by
 shareholder............        --       --      175,000           --         175,000
Net loss................        --       --          --     (1,753,427)    (1,753,427)
                          --------- -------- -----------  ------------   ------------
Balance at December 31,
 1998...................  3,000,000   30,000   1,265,253    (3,810,043)    (2,514,790)
  Fair value of services
   provided by
   shareholder..........        --       --      131,250           --         131,250
  Compensation and other
   expense on stock
   options..............        --       --       56,310           --          56,310
  Conversion of line of
   credit from
   shareholder..........     60,061      601     199,399           --         200,000
  Sale of common stock..    136,638    1,366     453,634           --         455,000
  Fair value of warrants
   issued in connection
   with capital lease
   and note payable.....        --       --      396,256           --         396,256
  Cancellation of stock
   purchase warrants....        --       --     (408,253)          --        (408,253)
  Net loss..............        --       --          --     (1,135,095)    (1,135,095)
                          --------- -------- -----------  ------------   ------------
Balance at September 30,
 1999 ..................  3,196,699 $ 31,967 $ 2,093,849  $ (4,945,138)  $ (2,819,322)
                          ========= ======== ===========  ============   ============



                            See accompanying notes.

                           WORLDQUEST NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    For the years ended December 31, 1997 and 1998 and the nine months ended
                    September 30, 1998 (unaudited) and 1999

                                December 31,                September 30,
                          --------------------------  --------------------------
                              1997          1998          1998          1999
                          ------------  ------------  ------------  ------------
                                                      (unaudited)
Operating Activities
Net loss................  $ (1,764,556) $ (1,753,427) $ (1,307,684) $ (1,135,095)
Adjustments to reconcile
 net loss to net cash
 provided by (used in)
 operating activities:
  Depreciation..........       155,133       141,833        96,888       130,546
  Amortization..........           --        121,222        53,923       114,336
  Goodwill write-off....           --            --            --        139,747
  Fair value of
   shareholder
   services.............       175,000       175,000       131,250       131,250
  Compensation and other
   expense on stock
   options..............           --            --            --         56,310
  Changes in operating
   assets and
   liabilities:
    Accounts
     receivable.........       (41,715)     (193,529)       (9,421)       94,559
    Accrued interest....        27,387        84,427        77,176        65,578
    Accounts payable and
     accrued expenses...       437,921       747,384       318,902       386,673
    Deferred revenue....           --         95,965           --         22,383
    Other assets........        (5,433)      (79,594)      (29,923)     (504,589)
                          ------------  ------------  ------------  ------------
Net cash used in
 operating activities...    (1,016,263)     (660,719)     (668,889)     (498,302)
Investing Activities
Additions to property
 and equipment..........      (111,056)     (148,047)      (82,947)     (135,181)
Proceeds from sale of
 equipment..............           --            --            --         10,347
                          ------------  ------------  ------------  ------------
Net cash used in
 investing activities...      (111,056)     (148,047)      (82,947)     (124,834)
Financing Activities
Proceeds from line of
 credit, net............       788,137       919,294       823,389       360,130
Payments on capital
 leases.................           --        (53,519)      (28,537)     (126,408)
Payment on notes
 payable................           --        (25,000)      (25,000)      (25,000)
Capital contribution....       316,208           --            --            --
Sale of common stock....           --            --            --        455,000
                          ------------  ------------  ------------  ------------
Net cash provided by
 financing activities...     1,104,345       840,775       769,852       663,722
Increase (decrease) in
 cash and cash
 equivalents............       (22,974)       32,009        18,016        40,586
Cash and cash
 equivalents at
 beginning of period....         9,798       (13,176)      (13,176)       18,833
                          ------------  ------------  ------------  ------------
Cash and cash
 equivalents at end of
 period.................  $    (13,176) $     18,833  $      4,840  $     59,419
                          ============  ============  ============  ============
Supplemental Disclosure
 of Cash Flow
 Information
Interest paid...........  $        878  $     54,075  $      9,815  $     10,311
                          ============  ============  ============  ============

                            See accompanying notes.

                           WORLDQUEST NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Years ended December 31, 1997 and 1998 and the nine months ended September 30,
                           1998 (unaudited) and 1999

1. Organization and Description of Business

   WorldQuest Networks, Inc. (WorldQuest or the Company) was incorporated as a Texas corporation effective October 14, 1996. The majority of the common stock of the Company is owned by Eagle Venture Capital, LLC (Eagle) (formerly WorldQuest Networks, LLC), a limited liability company. WorldQuest was formed when the principal stockholder of Eagle decided to pursue Internet telephony opportunities. In conjunction with the formation, Eagle contributed cash and other assets valued at approximately $185,000 (the estimated fair value) in exchange for 100% of the then outstanding common stock. During 1997, Eagle contributed an additional $316,000 to further capitalize the Company but received no additional shares of common stock. Effective October 28, 1999, the Company reincorporated as a Delaware corporation. See Note 10.

   WorldQuest is an international Internet telephony company that sells virtual prepaid calling cards through its Internet website and transmits long distance calls over its own enhanced server platform using its own network or leased capacity from other long distance carriers. In late 1998, the Company began to sell its excess capacity to other long distance carriers. The Company was considered a development stage enterprise until 1998 when substantial revenues from the sale of prepaid calling cards began.

   In 1998 and the nine months ended September 30, 1998 (unaudited) and 1999 wholesale traffic and other revenues include approximately $221,000, $166,000 and $35,000, respectively relating to the Company's Costa Rican subsidiary in which WorldQuest has a 90% interest. See Note 5.

   As of December 31, 1998 and September 30, 1999 tangible assets located in foreign locations totaled 7% and 11%, respectively of total consolidated assets.

   WorldQuest is headquartered in Dallas, Texas.

   On February 1, 2000, the Company determined it had not properly accrued fees payable to a telecommunications service provider for the nine-month period ended September 30, 1999. The Company estimates the underaccrual at $227,000. The financial statements as of and for the nine-months ended September 30, 1999, as originally issued, did not reflect this accrual and have, therefore been restated to reflect the increased cost of sales and accrued expenses.

2. Significant Accounting Policies

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Interim Financial Statements

   The consolidated unaudited financial statements for the nine months ended September 30, 1998 reflect all adjustments (consisting only of normal recurring adjustments except as described in Note 5) necessary for a presentation of the financial position and results of operations for such periods.

Cash Equivalents

   Cash equivalents include money market mutual funds and other highly liquid investments purchased with maturities of three months or less.

                           WORLDQUEST NETWORKS, INC.

2. Significant Accounting Policies (continued)

Property and Equipment

   Property and equipment are recorded at cost. Depreciation is computed principally using the double declining balance method over the estimated useful lives of the assets. Amortization of capital leases and leasehold improvements is provided on a double declining basis over the lives of the related assets or the life of the lease, whichever is shorter, and is included with depreciation expense.

Impairment of Long-lived Assets

   The Company evaluates long-lived assets, including goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the undiscounted cash flows to be generated by these assets are less than the carrying amounts of these assets.

Deferred Income Taxes

   Deferred income taxes are determined using the liability method, which gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. This method also gives immediate effect to changes in income tax laws.

Revenue Recognition

   Retail prepaid phone card revenue is deferred when the cards are purchased by the customer and recognized as calling services are used. Wholesale traffic revenue is recognized as calls are processed.

Research and Development Costs

   Research and development costs are expensed as incurred and consist primarily of salaries, supplies and contract services.

Advertising Costs

   The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 (unaudited) and 1999, was $3,745, $46,528, $28,983 and
$99,905, respectively.

Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in the primary financial statements and has provided supplemental disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (see Note 10).

Net Loss per Share

   Basic and diluted net loss per share is computed using the Company's net loss for each period presented divided by the average common shares outstanding. Stock options and warrants convertible into 80,000, 455,841, 80,000 and 497,031 shares of the Company's common stock for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 (unaudited) and 1999, respectively, were not considered in the calculation of average common shares outstanding as the effect would be anti-dilutive due to the Company's net loss for all periods presented.

Concentration of Credit Risks

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. Accounts receivable consist of amounts owed by credit card processing companies relating to prepaid phone card sales, and amounts owed by telephone companies for

                           WORLDQUEST NETWORKS, INC.

2. Significant Accounting Policies (continued)

processed call traffic. A telephone company accounted for 0% and 59% of accounts receivable as of September 30, 1999 and December 31, 1998, respectively. At September 30, 1999 and December 31, 1998 a credit card processing company accounted for 22% and 0% of total accounts receivable, respectively. Another credit card processing company accounted for 0% and 26% of total accounts receivable at the same dates. Customers purchase the Company's prepaid calling cards primarily using major credit cards which are reimbursed by credit card processing companies. Accordingly, the Company does not routinely perform on-going credit evaluations of its customers but does perform evaluations of its credit card processors. Additionally, the Company does not require collateral.

Significant Customers

   For fiscal 1997 and 1998 and the nine months ended September 30, 1998 (unaudited) and 1999, no one customer accounted for more than 10% of total sales.

Fair Value of Financial Instruments

   The Company's financial instruments consist primarily of cash equivalents, accounts receivable, accounts payable and short term debt. The carrying amount of financial instruments are representative of their fair values due to their short maturities. The Company's line of credit with Eagle bears interest at market rates and thus management believes their carrying amounts approximate fair value.

New Accounting Pronouncements

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-1 in 1999.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities" (SFAS 133), which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company will be required to adopt SFAS 133 at the beginning of fiscal 2000. The Company has not assessed the impact this standard will have on its results of operations, financial position or cash flows. However, the Company does not currently have any derivatives or financial instruments that would be impacted by SFAS 133.

                           WORLDQUEST NETWORKS, INC.

2. Significant Accounting Policies (continued)

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Property and Equipment

   Property and Equipment consists of the following as of:

                                            Estimated
                                             Useful
                                              Lives   December 31, September 30,
                                             (Years)      1998         1999
                                            --------- ------------ -------------
      Leasehold improvements..............      5      $  14,297     $  17,442
      Switch and other network equipment..   2 to 3      596,902     1,046,009
      Furniture and fixtures..............      5         37,010        37,721
      Capitalized software................      5         22,915       125,524
                                                       ---------     ---------
      Total...............................               671,124     1,226,696
        Less: accumulated depreciation and
         amortization.....................              (418,639)     (635,104)
                                                       ---------     ---------
                                                       $ 252,485     $ 591,592
                                                       =========     =========

Included in the above net totals for property and equipment in 1998 and 1999 is approximately $84,556 and $429,077, respectively relating to capital leases.

4. Other Assets

   Other Assets consists of the following as of:

                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
      Lease options (see Note 11)...................  $ 514,500     $     --
      Capitalized initial public offering costs.....        --        408,182
      Goodwill (see Note 5).........................    139,747           --
      Deposits......................................     84,933       122,202
      Other.........................................      1,032        60,170
                                                      ---------     ---------
                                                      $ 740,212     $ 590,554
                                                      =========     =========

   In the fourth quarter of 1999, the Company will expense approximately $300,000 of capitalized initial public offering costs associated with a previous registration statement which was withdrawn.

5. Costa Rican Operation

   In January 1997, the Company and a Costa Rican national formed a Costa Rican corporation, owned 50% by each party, to provide facsimile termination service. In January 1998, the Company purchased 40% of such

                           WORLDQUEST NETWORKS, INC.

5. Costa Rican Operation (continued)

interest from the other party for $125,000 resulting in 90% ownership. The purchase consideration was in the form of a note payable to the other party, of which $25,000 was paid in January 1998.

   During the first quarter 1999, this operation ceased terminating traffic due to the loss of available circuits resulting in the effective shutdown of its operations. Management determined that the outlook for this operation was not favorable and ceased efforts to reinstate service. Accordingly, the Company wrote-off its remaining goodwill in the first quarter of 1999. Other remaining assets are carried at their net realizable value or will be used in other Company operations.



6. Accrued Expenses

   Accrued Expenses consist of the following as of :

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
      Deposits received..............................   $182,463     $117,723
      Other..........................................    161,768      237,393
                                                        --------     --------
                                                        $344,231     $355,116
                                                        ========     ========

7. Credit Facility from Parent and Notes Payable to Vendors

   In December 1996, the Company entered into a $2,000,000 line of credit agreement with Eagle. The outstanding amount as of December 31, 1998 and September 30, 1999 totals $1,738,096 and $1,898,226, respectively. The loan from Eagle bears interest at 8% per year and is payable on December 18, 2001, unless demand is made by Eagle for earlier payment. The proceeds of this loan were used to provide working capital.

   In May 1999, Eagle and the Company amended its credit facility whereby $1,100,000 was converted into a term loan with interest and principal due May 5, 2002 and the line of credit agreement was reduced to $900,000 of which $261,904 and $101,774 is available for future borrowings as of December 31, 1998 and September 30, 1999, respectively. Accordingly this amount has been treated as long-term debt in the accompanying financial statements. Eagle also agreed at such time to convert $200,000 of the line of credit into 60,061 shares of common stock, at a conversion price of $ 3.33 per share. In August 1999, Eagle and the Company amended its credit facility by increasing the total available under the line of credit to $1.4 million.

   In March 1999, the Company converted vendor accounts payable totaling $252,000 into an interest bearing promissory note. Principal and accrued interest on the note is due, as amended, in November 1999. Telecommunication equipment with an approximate carrying value of $141,000 as of September 30, 1999, was pledged as collateral against the note. In December 1999, the Company further extended the note maturity date to February 15, 2000 by agreeing to pay the vendor approximately $60,000 on the outstanding note. In conjunction with the amended promissory note, on September 16, 1999 the Company granted the vendor a warrant to acquire 30,000 shares of its common stock, which expires on December 31, 2000. The warrant vests immediately and is exercisable at the initial public offering price. The fair value of the warrant will be recognized as additional interest expense on the promissory note. The Company paid an additional $25,000 on the note in September 1999.

   In September 1999, the Company converted vendor accounts payable of $88,000 into an interest bearing promissory note due in December 1999. The outstanding principal and accrued interest on the note was fully paid in December 1999.

                           WORLDQUEST NETWORKS, INC.

8. Related Party Transactions

General

   The Company's founder and Chief Executive Officer (CEO) holds a controlling interest in Eagle, which in turn holds approximately 2.6 million and 2.7 million outstanding shares of the common stock of the Company as of December 31, 1998, and September 30, 1999, respectively. The founder and CEO has also agreed to provide necessary funding to the Company in the event that the Company's current capital raising efforts are unsuccessful.


   Additionally the founder and CEO had elected to forego a cash salary until November 1999, at which time he began receiving an annual salary of $175,000. Management believes that this amount approximates the fair value, on an annual basis, of the services rendered to the Company by the founder and CEO, and accordingly has recognized this expense in the financial statements since inception.

   On December 7, 1998, the Company entered into a written agreement with WorldQuest Communications, Inc. and Eagle which formalized an earlier oral agreement relating, among other things, to the grant of a license to Eagle and the Company by WorldQuest Communications of the name "WorldQuest." Pursuant to this agreement, Eagle also acknowledged its prior oral agreement to transfer, and caused the transfer of 300,000 shares of WorldQuest common stock owned by it to WorldQuest Communications in consideration of WorldQuest Communications canceling approximately $100,000 owed by Eagle to WorldQuest Communications. As part of this transaction, the primary shareholder of WorldQuest Communications ( a director of the Company) also cancelled $150,000 owed to him by Eagle, which Eagle also had funded to the Company as equity or as a loan. Effective with the formation of the Company, Eagle transferred its exclusive rights to the name "WorldQuest" as part of the initial capitalization of the Company.

Consulting Fees

   In 1997 and 1998 and for the nine months ended September 30, 1998 (unaudited) and September 30, 1999 a relative of the CEO was paid $44,000, $61,500, $50,500 and $5,500, respectively, for providing consulting services to the Company.

9. Income Taxes

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

                                                       December    September 30,
                                                       31, 1998        1999
                                                      -----------  -------------
      Deferred tax assets:
        Deferred revenue............................. $    32,628   $   40,238
        Depreciation and amortization................      70,937       79,566
        Other........................................      52,754       98,156
        Net operating loss carryforwards.............     993,360    1,149,888
                                                      -----------   ----------
          Total deferred tax assets..................   1,149,679    1,367,848
      Valuation allowance............................  (1,149,679)  (1,367,848)
                                                      -----------   ----------
      Net deferred tax assets........................ $       --    $      --
                                                      ===========   ==========

                           WORLDQUEST NETWORKS, INC.

9. Income Taxes (continued)

   The Company has U.S. net operating loss carryforwards of approximately $2.9 million and $3.5 million as of December 31, 1998 and September 30, 1999, respectively, which expire beginning in 2011. The Company's total deferred tax assets have been fully reserved due to the uncertainty of future realization. Accordingly, no tax benefit has been recognized in the accompanying financial statements. No other significant reconciling items exist between the actual effective tax rate and the expected effective tax rate.

10. Stockholders' Equity (Deficit)

Common and Preferred Stock

   On October 14, 1996, the Company was incorporated with authorized share capital consisting of 10,000,000 shares of common stock with par value of $0.10 per share, and 5,000,000 shares of preferred stock with par value of $0.10 per share. As of the incorporation date, 10,000 shares of Common Stock, with $.10 par value were issued and outstanding.

   On October 28, 1999 the Company reincorporated as a Delaware corporation, with authorized share capital consisting of 50,000,000 shares of common stock with par value of $0.01 per share, and 10,000,000 shares of preferred stock with par value of $0.01 per share. The impact of the Company's reincorporation has been retroactively reflected in the financial statements for all periods presented.

   On January 6, 1997 the Company declared a stock dividend of 299 shares for each share of common stock issued and outstanding as of this date. 2,990,000 shares of common stock were distributed at par value, and an amount of $29,900 was recorded as common stock.

   During May 1999, the Company sold 136,638 shares of its common stock for $3.33 per share. In addition, as discussed in Note 7, $200,000 owed to Eagle under the line of credit was converted into 60,061 shares of common stock, at a conversion price of $3.33 per share.

Warrants

   In 1998, the Company issued warrants to a third party in connection with an equipment lease entered into by the Company and the third party (see Note 11). The warrants' entitle the third party to purchase 159,474 shares of common stock at $3.33 per share. The warrants are fully vested, are immediately exercisable and have a five-year term. The warrants also carry anti-dilution provisions that are triggered if equity instruments are issued by the Company for prices below the then existing exercise price of the warrant. The fair value of these warrants of approximately $408,000 is being amortized as additional lease expense. As more fully discussed in Note 11, these warrants were canceled on August 31, 1999.

Stock Options

   The Company has a stock option plan (Option Plan) under which the Company may grant Directors and key employees options to purchase up to 500,000 shares of the Company's common stock at an amount at least equal to the fair value of the Company's common stock on the date of grant. All options have a seven year term.

   On January 7, 1997, the Company granted options to Directors (the Directors Options) to purchase 20,000 shares of common stock at $1 per share, vesting immediately. On January 7, 1997, the Company granted options to Key Employees (the Key Employees Options) to purchase 60,000 shares of common stock at $1 per share. Ten percent of the Key Employees Options' vest immediately and the remaining vest ratably over a three-year period.

                           WORLDQUEST NETWORKS, INC.

10. Stockholders' Equity (Deficit) (continued)

   On December 8, 1998, the Company granted options to employees to purchase 98,500 shares of common stock at $3.33 per share. 42,950 of the options vest immediately, 45,550 vest 18 months from the date of grant, and 10,000 vest ratably over a three-year period. The options are exercisable when vested.

   In February 1999, the Company granted options to an employee under the Option Plan, to purchase 21,164 shares of common stock at an exercise price of $3.33, these shares vest ratably over a three year period.

   In July 1999, the Company issued options under the Option Plan to its Chief Financial Officer to purchase 100,000 shares with an exercise price equal to its planned initial public offering price. Otherwise the grant price reverts to the fair value on the date of grant.

   The weighted average exercise price included in the table below only includes the February 1999 grants noted above.

   Employee stock option transactions under the Option Plan for the years ended December 31, 1998 and 1997, and the nine months ended September 30, 1999 are summarized below:

                                                                      Weighted
                                                   Shares   Weighted   Average
                                                    Under   Average   Remaining
                                                   Option   Exercise Contractual
                                                    Plan     Price      Life
                                                   -------  -------- -----------
Beginning Balance.................................     --      --           --
Granted...........................................  80,000   $1.00      5 years
Exercised.........................................     --      --           --
Canceled..........................................     --      --           --
                                                   -------
Outstanding at December 31, 1997..................  80,000    1.00      5 years
Granted...........................................  98,500    3.33      7 years
Exercised.........................................     --      --           --
Canceled.......................................... (50,000)   1.00          --
                                                   -------
Outstanding at December 31, 1998.................. 128,500    2.79    6.5 years
Granted........................................... 121,164    3.33      7 years
Exercised.........................................     --      --           --
Canceled..........................................  (1,500)    1.0          --
                                                   -------
Outstanding at September 30, 1999................. 248,164   $3.06    6.8 years
                                                   =======
Available for granting in future periods.......... 251,836
                                                   =======

   At December 31, 1997 and 1998, and September 30, 1999 26,000, 66,950 and
68,900 options were exercisable under the Option Plan.

   In December 1998, the Company issued options outside of the Option Plan to purchase 167,867 shares of its common stock to its Chief Operating Officer (the
COO) at an exercise price of $3.33. These options have a seven-year term and vest 20% on the first anniversary date, 30% on the second anniversary date and 50% on the third anniversary date. These options vest immediately upon the closing of an initial public offering by the Company, certain changes of control, a merger or liquidation or a sale of substantially all of the assets of the Company.

   As permitted under SFAS No. 123, the Company has not recognized compensation expense for the theoretical value of its options at the grant date (in excess of the recognition of the intrinsic value). Had

                           WORLDQUEST NETWORKS, INC.

10. Stockholders' Equity (Deficit) (continued)

compensation expense for the Option Plan been based on the fair value of options at the grant date amortized over the vesting period, the Company's pro forma net loss and net loss per share would have been as follows:

                                 December 31,              September 30,
                            ------------------------  ------------------------
                               1997         1998         1998         1999
                            -----------  -----------  -----------  -----------
                                                      (unaudited)
   Net loss:
    As reported............ $(1,764,556) $(1,753,427) $(1,307,684) $(1,135,095)
    Pro forma..............  (1,767,763)  (1,754,955)  (1,308,071)  (1,165,710)
   Net loss per share:
    As reported -- basic
     and diluted........... $     (0.59) $     (0.58) $     (0.44) $     (0.37)
    Pro forma -- basic and
     diluted............... $     (0.59) $     (0.58) $     (0.44) $     (0.37)

   In determining the fair value of options granted for purposes of the preceding pro forma disclosures, the Company used the minimum value option-pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 5%, dividend yield of zero; and an expected option life of 4 years. The options granted during 1997 and 1998 and the nine months ended September 30, 1999 had a weighted average fair value of $.18, $.60, and $.60 per share, respectively.

Reserved Capital Shares

   The Company has reserved the following shares of common stock as of September 30, 1999 (unaudited):

      Stock Option Plan................................................. 500,000
      Stock Purchase Warrants...........................................  60,000
      Options issued outside of Stock Option Plan....................... 188,867
                                                                         -------
      Total............................................................. 748,867
                                                                         =======

11. Commitments

   The Company has capital leases for internet gateway telecommunications equipment and operating leases relating principally to office facilities. The capital leases contain a bargain purchase option at the end of the lease term. Future minimum lease commitments at December 31, 1998, for leases with initial or remaining terms of more than one year are summarized by fiscal year as follows:

                                                            Capital  Operating
                                                             Leases   Leases
                                                            -------- ---------
      1999................................................. $118,339 $ 62,662
      2000.................................................   29,585   63,486
      2001.................................................      --    63,486
      2002.................................................      --     5,291
      2003.................................................      --       --
      Thereafter...........................................      --       --
                                                            -------- --------
                                                             147,924 $194,925
                                                                     ========
      Less amount representing interest....................   11,192
                                                            --------
      Present value of minimum lease payments..............  136,732
      Less current portion.................................  107,728
                                                            --------
      Long-term portion of obligations under capital
       leases.............................................. $ 29,004
                                                            ========

                           WORLDQUEST NETWORKS, INC.

11. Commitments (continued)

   Rental expense under operating leases was approximately $111,316, $75,185, $58,965 and $44,791 for fiscal years 1997 and 1998, and the nine months ended September 30, 1998 (unaudited) and 1999, respectively.

   The Company entered into a leasing agreement with a third party to lease equipment to be used in the Company's prepaid calling card business. In connection with this lease agreement, the Company's issued the warrants described in Note 10 and received options to purchase 100,000 shares of the lessor's common stock at an exercise price equal to the fair value of the common stock on the date of grant. The fair value of the options was estimated at approximately $514,500 on the grant date using the Black-Scholes option-pricing model. This asset is included in other assets (see Note 4) and is being treated as a reduction of future lease expense.

   The monthly lease payments for the above equipment is equal to the greater of a set per minute charge based on usage or 10% of the revenues generated by the Company using the leased equipment. Contingent rent expense under this lease was approximately $0, $10,000, $0 and $7,000 for 1997 and 1998 and the nine months ended September 30, 1998 (unaudited) and 1999, respectively.

   Effective August 31, 1999, the parties reached an agreement whereby the lease was terminated and the warrants described in Note 10 and the options noted above were canceled. The transaction was recorded in the third quarter of 1999 and effectively reversed the amounts previously recognized.

   In June 1999, the Company leased internet gateway telecommunications equipment from a third party. Future minimum lease payments amount to $38,497 and $70,577 in 1999 and 2000, respectively. The capital lease has a 18 month lease term and contains a bargain purchase option at the end of the lease term.

   In July 1999, the Company entered into a revolving leasing agreement with a third party. This agreement, which has a term of 36 months, provides the Company with a $300,000 leasing facility to acquire Internet and Internet related equipment. As of September 30, 1999, the Company had utilized $296,750 of this facility. At the end of the lease term the equipment may be purchased at the fair market value, or the lease can be renewed on an annual basis.

   In conjunction with this agreement, the Company agreed to issue warrants to purchase 30,000 shares of its common stock. These warrants have a five year term and are exercisable at the initial public offering price, or $3.33 per share if a public offering is not concluded prior to expiration of the warrants. The Company will grant the warrants proportionate with the funding under the $300,000 leasing facility. The fair value of the warrants will be recognized as additional interest expense on the lease line of credit. At September 30, 1999, warrants to purchase 29,675 shares of common stock had been issued.

12. Joint Venture

   In April 1999, the Company formed a joint venture with BDC, LLC, a Nevada limited liability company owned by a director of the Company. The joint venture was formed for the purpose of installing Internet gateway's in foreign locations. The Company owns 60% of the joint venture. As a result, the accounts of the joint venture have been consolidated since inception. Activity in this joint venture has been minimal since formation and the Company has no funding obligations to the joint venture.

13. Contingencies


   In October 1997, the Patent and Trademark Office issued a notice of publication regarding our application to register "WorldQuest Networks" as a trademark. In response to that notice, Qwest Communications (Qwest) filed a notice of opposition in September 1998, which is currently pending before the Patent and Trademark Office. If the Company does not prevail, it will not be able to obtain a registered trademark for "WorldQuest

                           WORLDQUEST NETWORKS, INC.

13. Contingencies (continued)

Networks" and could be required to stop using the name or pay a fee to Qwest for permission to use it. Any trademark may be challenged for a period of six years after it has been granted. Thus the Company could also face a cancellation proceeding with the Patent and Trademark Office relating to the trademark for "WorldQuest."

   The Company is a defendant from time to time in lawsuits incidental to their business. The Company believes that resolution of all known contingencies, is uncertain, and there can be no assurance that future costs related to such litigation would not be material to the Company's financial position or results of operations.

14. Subsequent Events (unaudited)

   In December 1999, the Company raised $1.9 million before offering costs through the private placement of units consisting of 8% unsecured subordinated convertible promissory notes and common stock purchase warrants. The notes mature and become immediately due and payable upon the earlier of an initial public offering or December 31, 2000. The fair value of the stock purchase warrants of $1.5 million will be recognized as additional interest expense over the term of the subordinated convertible promissory notes. If the notes are retired early as a result of an initial public offering, the remaining unamortized amount of the fair value of the warrants will be recognized immediately.

   [The back inside cover page contains a diagram composed of the following:]

[1. The background of the diagram consists of a picture of the globe with clouds around it.]

[2. A sample of a page from WorldQuest's web site appears in the upper left corner of the diagram showing sample virtual calling cards and rates for calls from the U.S. to India and from the U.S. to Taiwan.]

[3. A sample of virtual calling cards and rates for calls from the U.S. to India, the U.S. to China, the U.S. to U.S., the U.S. to Mexico and the U.S. to Jamaica cascade from left to right down the center of the diagram.]

[4. A sample of a page from WorldQuest's web site depicting WorldQuest's Free
    Internet Address Book appears in the lower left corner of the diagram.]

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   Please read this prospectus carefully. It describes our business, our products and services and our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

   You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Forward Looking Statements...............................................  11
Use of Proceeds..........................................................  11
Capitalization...........................................................  12
Dividend Policy..........................................................  12
Dilution.................................................................  13
Selected Financial Data..................................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  23
Management...............................................................  36
Certain Transactions.....................................................  41
Principal Stockholders...................................................  43
Description of Capital Stock.............................................  44
Shares Eligible for Future Sale..........................................  47
Underwriting.............................................................  50
Legal Matters............................................................  52
Independent Auditors.....................................................  52
Where You Can Get More Information.......................................  52
Index to Consolidated Financial Statements............................... F-1

                               ----------------

   Until February 29, 2000, all dealers effecting transactions in the common stock may be required to deliver a prospectus, even if they do not participate in this offering. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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                  [Logo of WorldQuest Networks appears here]

                               2,750,000 Shares
                                 Common Stock

                               ----------------
                                  PROSPECTUS
                               February 4, 2000
                               ----------------




                              Kaufman Bros., L.P.


                   John G. Kinnard and Company Incorporated

                            WestPark Capital, Inc.


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